Corvel Corporation






by State
NY
OH
NM
PA

2007 Annual Report and Form 10K

CORVEL

Portfolio Analytics

CorVel's portfolio analytics solutions facilitate detailed healthcare data analysis, reporting and benchmarking, allowing decision makers to identify and understand trends in real time and institute corrective actions. We provide sophisticated performance and customer interaction analytics to proactively assess risk and assist our customers in reducing program costs.

Knowledge Based Outcomes

CorVel has captured over 20 years of healthcare management experience to develop and organize the structure, processing and delivery of information. CorVel's automated workflow and protocol-based smart routing to centers of excellence has created a technology platform that is producing superior results for customers. New information management tools are continually being added to our solutions, further expanding the Company's capabilities to deliver improved, knowledge based outcomes.



REFERRAL BASKET
My Work
Pending Information
Modify
Status Date
Bill Type
Bills
Customer:
Cedars Sinai Medical Cer
General Anesthesia Spe

Healthcare Portal

CorVel's healthcare management portal, caremc.com, offers industry leading information management tools to help consolidate and coordinate healthcare and claims management activities. Care^{MC} is the platform for all of CorVel services, offering our customers immediate, real time access to important information necessary to achieve superior program results.

Insight. In Touch.

Healthcare Management

CorVel Corporation is a national provider of healthcare management solutions to employers, third party administrators, insurance companies and government agencies. CorVel specializes in applying advanced communication and information technology to improve healthcare management in the workers' compensation, group health and auto insurance markets. From early intervention through claim resolution, our solutions offer comprehensive programs for our customers.

Network Solutions

CorVel offers proactive medical savings solution for all medical bills, including a preferred provider organization, network management, repricing, line-item review, expert fee negotiations, professional review, automated adjudication and electronic reimbursement. Each feature of Network Solutions focuses on maximizing savings opportunities and increasing efficiencies for our customers.



Enterprise Comp

CorVel has combined traditional claims management and managed care practices with rules-based technology to create a completely integrated solution. By combining medical management delivery with the claims management process, our clients receive an unprecedented level of efficiency that translates to lower claims costs and reduced claims administration expenses.

Patient Management

CorVel's patient management solutions are designed to combine quality care with new technologies to offer the most comprehensive capabilities for patients. We offer early intervention, utilization management and vocational rehabilitation through local branch offices and case managers in local communities. Our case managers work side by side with patients to assist them though their episode of care and return to work.

The Year in Review

Some years are more exciting than others and certainly fiscal 2007 was one of those exciting years. CorVel achieved record savings for customers, expanded claims management solutions, launched a new case management system and had record earnings per share. We are carrying this momentum into the New Year and have an attractive backlog of additional projects.

Workers' compensation claims have declined substantially over the last five years. This has lead to a consolidation within our industry. Coupled with ongoing regulatory change, the environment has required CorVel to be nimble and to constantly seek new solutions for our customers. The Company's long term strategy of investment in information systems and local customer service has positioned CorVel to succeed where a number of its competitors have failed or have been assimilated into larger organizations. We expect the pace of change to remain high in the current year.

For a number of years we returned excess cash inflows to shareholders through our stock repurchase program. In recent months, though, the Company has again been investing capital in the execution of our strategy to further expand our service offerings. These additions to the Company broaden our range of claims management services and open segments of the market previously closed to us.

Integrating the separate information streams in an episode of care offers the vision of timely healthcare decisions and shared knowledge. Disability management includes the separate interests of injured workers, the medical community, medical professionals and claims administration. Inevitably, the complexity of healthcare involves a great deal of information and regulatory compliance. CorVel's Care^{MC} web portal, in continuous development since 1999, is the foundation for a new solution in healthcare administration. Care^{MC}'s workflow management software increasingly brings new productivity and improved outcomes. Similar capabilities first added to CorVel's medical review systems produced much improved outcomes for our customers and improved Company results.

Technological developments which had been progressively implemented over the prior five years, came together in the last twelve months. While the most significant change year-to-year may have occurred in 2007, the Company is well positioned in the next generation of workflow management and faces opportunities to continue advancing its service capabilities.

Smart routing and workflow management processes now allow medical review to be performed by people specialized in each step of a larger process. Where one person often performed all of the separate tasks in a service, now each task segment is assigned to different person specializing in that function. Healthcare administration can now be routed based upon the unique needs of each episode of care.

Most sectors of the healthcare system in our Country have been pressured by increasing volumes of uninsured patients. Resolving who should pay for the needs of patients in the US system is a pressing national issue. CorVel's medical review systems automate increasing portions of the healthcare financing process. We expect continued regulatory pressure for the private sector to improve the administration of healthcare, and believe CorVel possesses the important tools required. Reimbursing healthcare transactions electronically is one part of the solution. Additionally, the initial phases of each episode of care can be restructured to ease patient access and to facilitate improved outcomes.

The complexities in healthcare have made the analysis of outcomes and processes complex. CorVel has been expanding its investment in analytic services and their presentation within Care[MC]. Toward the end of fiscal 2007 the Company began presenting such analyses in an improved dashboard within Care[MC]. This effort will be expanded in the current year. Measuring outcomes is critical to the effort to identify the most effective providers and prescriptions for care. Developing and reporting meaningful outcomes metrics and the related predictive modeling algorithms are the keys to achieving improved healthcare administration.

We would like to thank our customers and associates for another year of productive partnership. We are excited by the prospects for our future and committed to the ongoing investments necessary to ongoing innovation. The early results of our refined strategic direction have been encouraging and we look forward to the challenges of the coming year.



Gordon Clemons
Chairman



Daniel Starck
President



Revenue (in millions)
$0
98 99 00 01 02 03 04 05 06 07



Annual Revenue Per Q4 Weighted Shares
$19.83
18.85
18.83
18.54
17.14
13.92
12.10
10.38
8.97
7.50
$0
98 99 00 01 02 03 04 05 06 07



Cash (in millions)
$15.0
14.2
12.6
9.5
9.1
8.9
8.6
8.4
5.9
5.7
$0
98 99 00 01 02 03 04 05 06



Net Income (in millions)
16.6
16.0
14.8
13.2
12.0
10.4
10.2
9.9
9.5
$0
98 99 00 01 02 03 04 05 06 07



Earnings Per Share (in dollars)
$1.30
1.00
0.99
0.87
0.76
0.68
0.65
0.56
0.49
$0
98 99 00 01 02 03 04 05 06 07



Q4 Weighted Shares (in millions)
18.9
18.5
18.0
17.3
17.0
16.5
16.2
15.5
14.4
14.3
0

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K


SEC Mail Processing
RECEIVED
JUN 0 5 2007
WASH, D.C.
185
SECTION

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-19291

CorVel Corporation
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**33-0282651** *(I.R.S. Employer Identification Number)*
2010 Main Street, Suite 600, Irvine, California *(Address of principal executive offices)*	**92614** *(Zip Code)*

Registrant's telephone number, including area code: (949) 851-1473

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock	The NASDAQ Global Select Market, LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☑

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter:

As of September 30, 2006, the aggregate market value of the Registrant's voting and non-voting common equity held by non-affiliates of the Registrant was approximately $199,000,000 based on the closing price per share of $23.39 for the Registrant's common stock as reported on the Nasdaq Global Select Market on such date multiplied by 8,486,575 shares (total outstanding shares of 13,991,345 less 5,504,770 shares held by affiliates) of the Registrant's common stock which were outstanding on such date. For the purposes of the foregoing calculation only, all of the Registrant's directors, executive officers and persons known to the Registrant to hold ten percent or greater of the Registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. This information has been adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record at November 20, 2006.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date: As of May 15, 2007, there were 13,967,000 shares of the Registrant's common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Information required by Items 10 through 14 of Part III of this Form 10-K to the extent not set forth herein, is incorporated herein by reference to portions of the Registrant's definitive proxy statement for the Registrant's 2007 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year ended March 31, 2007. Except with respect to the information specifically incorporated by reference in this Form 10-K, the Registrant's definitive proxy statement is not deemed to be filed as a part of this Form 10-K.

CORVEL CORPORATION

2007 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

(This page intentionally left blank)

In this report, the terms "CorVel", "Company", "we", "us", and "our" refer to CorVel Corporation and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including, but not limited to, the statements about our plans, strategies and prospects under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this report. Words such as "anticipates", "expects", "intends", "plans", "predicts", "believes", "seeks", "estimates", "may", "will", "should", "would", "could", "potential", "continue", "ongoing" and variations of these words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on management's current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by management, and we can give no assurance that we will achieve our plans, intentions or expectations. Certain important factors could cause actual results to differ materially from the forward-looking statements we make in this report. Representative examples of these factors include (without limitation):

- General industry and economic conditions;
- Cost of capital and capital requirements;
- Competition from other managed care companies;
- The Company's ability to renew and/or maintain contracts with its customers on favorable terms;
- The ability to expand certain areas of the Company's business;
- Shifts in customer demands;
- The ability of the Company to produce market-competitive software;
- Increases in operating expenses including employee wages and benefits;
- Changes in regulations affecting the workers' compensation, insurance and healthcare industries in general;
- The ability to attract and retain key personnel;
- Delays in completing financial and internal control audits;
- Possible litigation and legal liability in the course of operations; and
- The continued availability of financing in the amounts, at the times, and on the terms necessary to support the Company's future business.

The section entitled "Risk Factors" set forth in this report discusses these and other important risk factors that may affect our business, results of operations and financial condition. The factors listed above and the factors described under the heading "Risk Factors" and similar discussions in our other filings with the Securities and Exchange Commission are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Investors should consider these factors before deciding to make or maintain an investment in our securities. The forward-looking statements included in this annual report on Form 10-K is based on information available to us as of the date of this annual report. We expressly disclaim any intent or obligation to update any forward-looking statements to reflect subsequent events or circumstances.

PART I

Item 1. *Business.*

INTRODUCTION

CorVel is an independent nationwide provider of medical cost containment and managed care services designed to manage the medical costs of workers' compensation and other healthcare benefits, primarily for coverage under group health and auto insurance policies. The Company's services are sold as separate services directed toward managing claims, care, networks, reimbursements and settlements. They include automated medical fee auditing, preferred provider networks, out-of-network/line-item bill negotiation and repricing, utilization review and management, medical case management, vocational rehabilitation services, early intervention, Medicare set-asides and life-care planning, and a variety of directed care services including independent medical examinations, diagnostic imaging, transportation and translation, and durable medical equipment. Some customers purchase just one service, while other customers purchase more than one service. Customers of the Company that do not purchase managed care services generally either purchase such services from other vendors, perform such services using their own resources or elect not to utilize such services for managing their costs.

Such services are provided to insurance companies, third-party administrators ("TPAs"), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

The Company was incorporated in Delaware in 1991, and its principal executive offices are located at 2010 Main Street, Suite 600, Irvine, California, 92614. The Company's telephone number is 949-851-1473.

INDUSTRY OVERVIEW

Workers' compensation is a federally mandated, state-legislated, comprehensive insurance program that requires employers to fund medical expenses, lost wages and other costs resulting from work-related injuries and illnesses. Workers' compensation benefits and arrangements vary extensively on a state-by-state basis and are often highly complex. State statutes and court decisions control many aspects of the compensation process, including claims handling, impairment or disability evaluation, dispute settlement, benefit amount guidelines and cost-control strategies.

Workers' compensation plans generally require employers to fund all of an employee's costs of medical treatment and a significant portion of lost wages, legal fees and other associated costs. In certain jurisdictions, provision of vocational rehabilitation is also mandatory. Typically, work-related injuries are broadly defined and injured or ill employees are entitled to extensive benefits. Employers generally are required to provide first-dollar coverage with no co-payment or deductible due from the injured or ill employee for medical coverage for employees, and are not subject to litigation by employees for benefits in excess of those provided by the relevant state statute. In most states, the extensive benefits coverage (for both medical costs and lost wages) is provided to employees through the employer's purchase of commercial insurance from private insurance companies, participation in state-run insurance funds or self-insurance.

Healthcare provider reimbursement methods vary on a state-by-state basis. As of March 1, 2007, approximately forty states have adopted fee schedules pursuant to which all healthcare providers are uniformly reimbursed. The fee schedules are set individually by each state and generally prescribe the maximum amounts that may be reimbursed for a designated procedure. In states without fee schedules, healthcare providers generally are reimbursed based on usual, customary and reasonable fees charged in the particular state in which services are provided.

Many states do not permit employers to restrict a claimant's choice of provider, making it more difficult for employers to utilize managed care approaches such as health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs"). However, in many other states, employers have the right to direct employees to a specific primary healthcare provider during the onset of a workers' compensation case, subject to the right of the employee to change physicians after a specific period. In addition, workers' compensation programs vary from state to state, making it difficult for payors and multi-state employers to adopt uniform policies to administer, manage and control the costs of benefits. As a result, the Company believes that managing the cost of workers' compensation requires approaches which are tailored to the specified regulatory environment in which the employer is operating. Because workers' compensation benefits are mandated by law and are subject to extensive regulation, the Company believes that payors and employers do not have the same flexibility to alter benefits as they might have with other health benefits programs.

Managed care techniques are intended to control the cost of healthcare services and to measure the performance of providers through intervention and ongoing review of services proposed and those actually provided. Managed care techniques were originally developed to stem the rising costs of group medical care. Historically, employers were slow to apply managed care techniques to workers' compensation costs primarily because the aggregate costs are relatively small compared to costs associated with group health benefits and because state-by-state regulations related to workers' compensation are far more complex than those related to group health. However, in recent years, the Company believes that employers and insurance carriers have been increasing their focus on applying managed care techniques to control their workers' compensation costs.

An increasing number of states have adopted legislation encouraging the use of workers' compensation managed care organizations ("MCOs") in an effort to allow employers to control their worker's compensation costs. MCO laws generally provide employers an opportunity to channel injured employees into provider networks. In certain states, MCO laws require licensed MCOs to offer certain specified services, such as utilization management, case management, peer review and provider bill review. The Company believes that most of the MCO laws adopted to date establish a framework within which a company such as CorVel can provide its customers a full range of managed care services for greater cost control.

FISCAL 2007 DEVELOPMENTS

Appointment of President

In May 2006, the Company's Board of Directors appointed Mr. Dan Starck as President and Chief Operating Officer of the Company.

Three-for-two stock split in the form of a 50% stock dividend

During fiscal 2007, the Company's Board of Directors declared a three-for-two stock split in the form of a 50% stock dividend. The distribution date of the stock dividend was on December 8, 2006 to shareholders of record on November 20, 2006. All share and per share numbers in this Form 10-K have been adjusted to reflect this split for all periods shown.

Acquisition of Hazelrigg Risk Management Sevices

On December 15, 2006, the Company's wholly owned subsidiary CorVel Enterprise Comp Inc., entered into an Asset Purchase Agreement with Hazelrigg Risk Management Services, Inc., a workers compensation claims administrator in California, and its affiliated companies ("Hazelrigg") to acquire certain assets and liabilities of Hazelrigg, for an initial cash payment of $12 million. Hazelrigg Risk Management Services is a workers' compensation claims administrator in California. The seller of Hazelrigg also has the potential to receive up to an additional $2.5 million in a cash earnout based upon the revenue collected by the Hazelrigg business during the one-year period after consummation of the acquisition, which earnout may be accelerated based upon the occurrence of certain post-acquisition events. The Company completed the acquisition on January 31, 2007 and paid the initial cash payment on that date. The results of the acquired business for the period from February 1, 2007 to March 31, 2007 are included with the Company's results for the quarter and fiscal year ended March 31, 2007. For the fiscal year ended March 31, 2007, the results of the acquired business increased the Company's revenues by less than $3 million, or approximately 1%. The acquisition of Hazelrigg enables the Company to further expand its managed care services to include claims processing in addition to patient management and network solutions.

Company Stock Repurchase Program

During fiscal 2007, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. In June 2007, the Company's Board of Directors increased the number of shares authorized to be repurchased over the life of the plan to 12,150,000 shares after adjustment for the three-for-two stock split in the form of a 50% stock dividend noted above. During fiscal 2007, the Company spent $21.9 million to repurchase 708,667 shares of its common stock. Since commencing this program in the fall of 1996, the Company has repurchased 11.4 million shares of its common stock through March 31, 2007, at a cost of $154 million. These repurchases were funded from the Company's operating cash flows.

MedCheck Enhancements

With the Company's continual investment in technology, development of MedCheck, the Company's propriety bill review software, is ongoing. New enhancements include the expert review matrix (ERM), MedCheck operations dashboard (MOD), increased look-up functionality and the creation of a comprehensive data warehouse.

The development of the Expert Review Matrix ("ERM") bill search function capitalizes on advances in image processing and artificial intelligence (AI) to optimize medical review savings. ERM processing techniques allow specialists in each diagnosis category, regulatory jurisdiction, or benefit category access to bills across the country through MedCheck's secure server. This access permits CorVel specialists to utilize their knowledge and provide optimum review for each bill.

The MOD is an internal MedCheck application used to provide key metrics on behalf of CorVel's customers to help facilitate timely bill review. These reports can be organized in the form of charts, graphs, and spreadsheets. Currently, the MOD is in development for direct access to customers through the CareMC Web portal.

The Company offers a preferred provider look-up on both Websites: corvel.com, and caremc.com. During the year, the Company increased the functionality of the look-up with application enhancements. Customers can now create and develop customized, network specific panels and directories in real time.

The Company continued the development and design of its data warehouse systems capabilities. The data warehouse was designed to assist the Company and customers with expedited access to analytical data and reports. The data warehouse is updated on a nightly basis and is accessible via the CareMC Website. The Company intends to continue to invest in this technology in the coming years with focus on the timeliness of information for the Company's customers.

Directed Care Network Expansions

The Company continued investments in its directed care networks in fiscal 2007. CorVel is expanding both the breadth of care covered by its directed care networks, CareIQ, as well as the geographic coverage. Market reception for these second generation networks and their effectiveness at managing patients and controlling costs are the driving forces for this expansion.

Network Solutions

Through its network solutions services, the Company believes it has saved over $2 billion for its customers during fiscal 2007. The Company believes it has generated greater savings for its customers as a percentage of the medical dollars reviewed than in previous years primarily due to the enhanced rules engine in the Company's MedCheck software. The Company believes its processes are becoming more streamlined and efficient for the reasons discussed below under "Systems and Technology."

ePPO Sales

The Company had continued growth in the ePPO product line stemming primarily from growth with existing large carrier customers, new managed care organizations and employer customers. ePPO is the electronic solution to CorVel's PPO network and provides the electronic intake and transmission of provider bills as well as automated pricing to the CorCare PPO Network. ePPO customers process provider bills to state mandated fee schedule or usual and customary rates, but lease PPO access to gain additional discounts afforded by PPO contracts. The Company's technological capabilities allow for electronic claim repricing solutions that are attractive to buyers of managed care services and can be integrated with their existing eCommerce products. ePPO provides access to CorVel's PPO network of more than 400,000 quality healthcare providers through electronic interface solutions. Bills reviewed through payor systems can be electronically interfaced to the CorCare PPO database, and automatically adjusted to reflect current PPO pricing. In addition, CorCare can reimburse providers automatically, significantly reducing the expense of generating explanations of review ("EOR's"), payment to providers and year-end tax filings.

SYSTEMS AND TECHNOLOGY

Infrastructure Changes

The Company is currently developing a processing system that will be accessible twenty-four hours a day, seven days a week. During the past year, a number of infrastructure improvements were made to reduce the amount of time spent maintaining and backing up the Company's transactional databases. Three years ago, these databases were unavailable for processing each weeknight for several hours. Currently, in the case of the Company's medical bill review application, this has been reduced to a single maintenance window each weekend. By providing continual access, the Company is positioned to conduct business within all time zones, therefore increasing the Company's ability to deliver processed bills faster.

Adoption of Imaging Technologies and Paperless Workflow

Utilizing scanning and automated data capture processes allows the Company to process incoming paper and electronic claims documents, including medical bills, with less manual handling and has improved the Company's workflow process.

Scanning is the process of taking a bill and transferring it to an electronic form. Optical character recognition ("OCR") involves the automated reading of words and numbers from a digital image, such as a scanned document. The characters are translated into a standard text format, which can then be digitally manipulated. Scanning technology, OCR and electronic data interchange ("EDI") enable the Company to significantly cut back on manual data entry as well as reduce the other traditional costs associated with handling paper. Through the Company's internet portal, CareMC, customers can review the bills currently being processed and approve a bill for processing, which also helps to avoid the costs of paper-handling as well as expedite the payment process.

Redundancy Center

The Company's national data center is located in Portland, Oregon. The Company also has a redundancy center located in Ft. Worth, Texas. The redundancy center is the Company's backup processing site in the event that the Portland data center is off-line for any length of time. Currently, all of the Company's data is continually replicated to Ft. Worth so that in the event the Portland data center is offline, the redundancy center can be activated with current information within several hours. The Ft. Worth data center also hosts duplicates of the Company's Websites.

BUSINESS — PRODUCTS

The Company offers services in two general categories, network solutions and patient management services, to assist its customers in managing the increasing medical costs of workers' compensation, group health and auto insurance, and monitoring the quality of care provided to claimants.

Network Solutions

The Company's Network Solutions services are a combination of medical bill review, enhanced bill review and Preferred Provider Organization (PPO). This program provides additional assurance that customers are only charged and pay for services actually delivered. Bills are evaluated, profiled and directed for the appropriate service based on state regulation, bill type and opportunity for savings for the payer.

Proprietary Bill Review System

Many states have adopted fee schedules, which regulate the maximum allowable fees payable under workers' compensation for procedures performed by a variety of health treatment providers. Such schedules may also include fees for hospital treatment. The purpose of a fee schedule is to standardize the billing process by using uniform procedure descriptions and to set maximum reimbursement levels for each covered service.

Certain other states permit payors to pay workers' compensation medical costs limited to usual and customary charges for the relevant community. The Company provides automated medical fee auditing to assist its customers in verifying that the fees charged by workers' compensation healthcare providers comply with state fee schedules, or are consistent with usual and customary charges.

The Company offers its fee schedule auditing through an automated medical bill review service called MedCheck, which combines automated data reporting and transmission capabilities. MedCheck consists of an online computer-based information system comprised of a proprietary software program which stores and accesses state-mandated fee schedules and usual and customary charge information.

MedCheck is also being utilized for the review of medical charges under certain non-workers' compensation insurance coverages. The MedCheck service provides the following capabilities:

- checking for provider charges which exceed charges allowable under fee schedules or usual and customary charges, in accordance with the requirements of the relevant jurisdiction;
- repricing provider bills to contractual PPO reimbursement levels;
- checking for billed services or procedures that are excessive, unnecessary or unrelated to treating the particular medical problem and duplicate billing;
- checking for "unbundled" billings where the medical services performed are billed in components, that result in higher total charges than would be the case if the services were billed in the aggregate;
- engaging in on-site processing of claims and Internet-based reporting tools;
- sending claims data directly to carriers' databases, thereby reducing costs due to repetitive or erroneous data entry;
- PPO management; and
- pharmacy review.

The MedCheck system can be accessed by insurers under an ASP agreement through the Company's eCommerce Website, CareMC, and through virtual private networks ("VPNs"). The MedCheck suite can accept electronic bills and bill images, and publish EDIs to customer claims payment systems. This system integrates into the client's own workflow, automates the reimbursement of providers, allows for the application of all MedCheck fees to the individual claim file and eliminates the need for manual redundant data entry of MedCheck results by the carriers' claims personnel. The system is designed for easy access by claims adjusters and includes functionality for such part-time users within the claims payment environment.

Preferred Provider Organization

PPOs are groups of hospitals, physicians and other healthcare providers that offer services at pre-negotiated rates to employee groups. The Company believes that PPO networks offer the employer an additional means of managing healthcare costs by reducing the per-unit price of medical services provided to employees. The Company launched its CorCare network in 1992 and provides its customers with access to its PPO network, including more than 400,000 healthcare providers nationwide.

PPO providers are selected based on criteria such as quality, range of services, price and location. Each one is evaluated and credentialed, and then re-credentialed bi-annually by the Company. Throughout this evaluation process, the CorCare networks are able to provide hospital, physician and special ancillary medical discounts while maintaining quality care.

CorVel has a long-term strategy of network development, providing comprehensive networks to our customers and customization of networks to meet the specific needs of our customers. The Company believes that the combination of its national PPO director's strength and presence and the local PPO developers' commitment and community involvement enables CorVel to build, support and strengthen its PPO in size, quality, depth of discount, and commitment to service.

Over 80% of the providers in our network are directly contracted. CorVel does maintain some leased network access agreements only to the extent to which they provide broader network access capabilities, such as size, demographics and discounts, and to the extent that they enable CorVel to provide prompt response to network expansion requests while maintaining quality assurance controls.

In total, the Company has more than 220 national, regional and local personnel supporting the CorCare network. This number includes our national PPO director, national PPO contracting manager and contracting staff, in addition to 70 locally based PPO developers who are responsible for local recruitment, contract negotiations, credentialing and re-credentialing of providers, and working with customers to develop customer specific provider networks. Each bill review unit has provider relations support staff to address provider grievances and other billing issues.

Bills submitted from preferred providers are identified through the MedCheck bill review process, and the submitted charges are then audited against the PPO schedule and against any applicable fee schedule or usual and customary charges. The fee approved for payment is the lower of the submitted charges or the lowest allowable fee identified. Some of the features of the Company's PPO network services include: national networks for all coverages, board certified physicians, automated provider credentialing, patient channeling, online provider look-up and printable directories.

The Company offers online provider look-up on its Website where users can locate providers in their area, see a map, get door-to-door driving directions or print a directory.

Enhanced Bill Review — Retrospective Utilization Review

The Company offers a full line of retrospective utilization services for all medical bills including PPO management, medical bill repricing, line-item bill review, professional nurse review, diagnosis related group ("DRG") validation and expert fee negotiation. The service, named MedCheck Select, is designed to maximize savings opportunities and increase efficiencies for customers.

CorVel offers cost containment by examining medical bills to verify that payors are only charged for services actually delivered and that charges reflect current billing levels for comparable service.

CorVel uses a combination of industry standard usual and customary databases, as well as a proprietary nationwide database of usual and customary charges for inpatient care. The inpatient database provides usual and customary charges for detailed charges, which are specified on the itemized hospital bill.

MedCheck Select service is designed to:

- assure that billed charges are usual and customary;
- confirm services were medically necessary;
- reduce claim costs through negotiated agreements;
- substantiate, by report, charges over usual and customary;
- support the payor and patient in all appeals;
- review out-of-network bills;
- provide a proprietary hospital usual and customary database;
- provide enhanced review by professional nurses;
- provide expert fee negotiations;

- validate diagnosis related groups; and
- be HIPAA, AB1455, California SB 288 and SB899 compliant.

Provider Reimbursement

Through MedCheck, the Company has the capability to provide check writing or provider reimbursement services for its customers. The provider payment check can be added to the bill analysis to produce one combined document, which is mailed to the provider. MedCheck reviews bills and providers are reimbursed directly upon completion of customer approval of the EOR. This service is designed to help customers expedite claims closure.

Medical Review Application Service Provider (ASP)

CorVel customers can utilize MedCheck's capabilities to insource their bill review processing needs, process varying portions of their workload from their own sites, or utilize MedCheck on an ASP basis. Through the ASP model, the customer can access MedCheck software over the Internet and process all, or a portion of their claims, themselves. ASP processing provides payors with MedCheck capabilities without the need for payors to invest heavily in computer systems, software support, and maintenance or the administration of the many information databases critical to proper medical reimbursement adjudication.

Pharmacy Program — CorCareRX

CorCareRX is the Company's national workers' compensation pharmacy management system. The CorCareRX Average Wholesale Price ("AWP") model provides customers the amount of savings they will receive below the cost of prescriptions associated with a workers' compensation claim.

CorCareRX has been specifically designed to:

- manage claimants' prescription expenses;
- monitor appropriate utilization; and
- ensure prescriptions are related to injury.

The CorCareRX program offers a patient identification card that limits dispensing of drugs to those specifically authorized by the physician for a specific workers' compensation injury. The program was designed to ensure that the medication an injured employee receives is appropriate for the injury and is dispensed in the appropriate quantity. CorCareRX utilizes an identification system that creates a unique number that is specific to the particular claim. The use of the CorCareRX program eliminates the handling of pharmacy bills by the employee completely. All the processing and repricing occurs electronically, so that the payor need only to approve the payment. The Company's reporting system allows the claims payor to manage and track prescription drug costs from the onset of the injury.

Directed Care Networks — CareIQ

CorVel has expanded its network solutions with a directed care network. CareIQ, CorVel's directed care service line, offers an automated service ordering and status management system online. The Company's network service offers timely appointments and preferred pricing. Orders are fulfilled using local, preferred providers and billing and reimbursement for each transaction is automatically processed. Services also include Web-based request for service, a call center, and online reporting. CareIQ has a relationship with over 50% of the nation's credentialed facilities, offering the most extensive network of directed care services in the nation.

The Company's networks cover directed care needs for: independent medical evaluations (IME), medical imaging (MRI, EMG, CT and Bone Scan) durable medical equipment (DME), physical therapy, chiropractics, and transportation and translation services.

Patient Management Services

In addition to its network solutions, the Company offers CorCase, a range of patient management services, which involve working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company claims professionals. Patient management services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation claimants and to expedite their return-to-work. CorCase offers early intervention, utilization management and vocational rehabilitation through local branch offices and case managers in local communities. The Company's case managers work side-by-side with patients to assist them through their episode of care and return-to-work. The Company offers these services on a stand-alone basis or as an integrated component of its medical cost containment services.

These services are performed to maximize results and minimize costs. CorCase services are provided by trained and certified professionals in nursing and vocational counseling. The central focus of CorCase is to leverage quality care in order to manage claim costs. With the use of early intervention, nurses are able to gather and analyze medical treatment information and discuss with the employer the current job requirements of the injured worker, accommodations for modified work and gather any further information, which may assist in caring for the injured worker. This service positively impacts patient cases by utilizing proactive measures throughout the episode of care.

CorCase utilizes CorVel's proprietary Advocacy software to help determine available indemnity payments from the employer and coordinate case management information and issues. Protocols regarding length of disability are incorporated to guide the management of cases. Management and operations reports, electronic data interchange and billing are additional features of the software.

Medical Case Management

The Company offers medical case management services where the injury is catastrophic or complex in nature or where prolonged recovery is anticipated. The medical management components of CorVel's program focuses on medical intervention, management and appropriateness. In these cases, the Company's case managers confer with the attending physician, other providers, the patient and the patient's family to identify the appropriate rehabilitative treatment and most cost-effective healthcare alternatives. The program is geared towards offering the injured party prompt access to appropriate medical providers who will provide quality cost-effective medical care. Case managers may coordinate the services or care required and may arrange for special pricing of the required services.

Early Intervention

The Company believes that the earlier it becomes involved in an episode of care, the greater the impact on the healthcare outcome. The Company's early intervention program begins a series of steps that are designed to promote an employee's timely return-to-work including immediate telephonic assessment to ensure that an appropriate course of treatment is established and adhered to through the entire episode of care. CorVel's early intervention program features: automated, immediate notification, immediate patient assessment, clinical protocols and guidelines, channeling to preferred providers, private labeling options and telephonic case management.

Telephonic Case Management

Telephonic case management is designed to facilitate and promote patient care and patient progression through the healthcare system. The case manager, through telephonic contact with the patient and/or family, facilitates communication between the patient, insurer and healthcare providers in order to accelerate return-to-work.

Utilization Management

Utilization Management programs review proposed ambulatory care to determine: appropriateness, frequency, duration and setting. These programs utilize experienced registered nurses, proprietary medical treatment protocols and computer systems technology in an effort to avoid unnecessary treatments and associated costs. Processes in Utilization Management include: injury review, diagnosis and treatment plan; contact and negotiate provider's treatment requirements; certify appropriateness of treatment parameters and/or additional treatment requests; and respond to provider requests for additional treatment.

Pre-certification of Hospitalization

The pre-admission certification program verifies the medical necessity of proposed hospital admissions and determines the appropriate length of stay. The CorVel staff of nurses and reviewers, assisted by an automated medical rules/protocols system and backed up by physician consultants, individually evaluates every hospital admissions request. Pre-certificatión objectives include the following: determine appropriateness of proposed or emergent hospitalization; determine the medical necessity for hospital admission/inpatient care; explore alternatives to inpatient treatment; if inpatient care is required, determine the appropriate length of stay and monitor the patient's condition throughout the hospitalization to prevent unnecessary inpatient days; channel the patient to a CorVel PPO provider/facility; and develop and implement a timely discharge plan.

Inpatient Utilization Review

The Company offers pre-certification and concurrent utilization review services. The Company's pre-certification service is designed to be utilized prior to the injured employee's admission to the hospital. Upon notification by a claims manager or employer, a Company nurse reviews the appropriateness of the proposed plan of care, the need for inpatient hospitalization, and the appropriate length of stay. Under the Company's concurrent review service the nurse reviewers monitor the medical necessity and appropriateness of the patient's continued hospitalization through regular contact with the hospital and the patient's physician and may identify cases that lend themselves to alternate treatment settings or home care.

Vocational Rehabilitation

In certain states, vocational rehabilitation is a legislated benefit of workers' compensation, which assists the employee's return to former employment or another job function with similar economic value. The Company offers vocational services to reduce workers' compensation costs and expedite the injured employee's return-to-work.

CorVel offers vocational services to evaluate the claimant's education, training and experience. Vocational services include work capacity assessments, job analysis, transferable skill analysis, job modification, vocational testing, job placement assistance, labor market surveys and retraining. By working with the employer, the Company's case managers can provide job modification or light-duty alternatives until the physician lifts the claimant's physical restrictions. In addition, CorVel can evaluate partial payment claims if the claimant returns to work in a new position, working for less than their pre-injury wage. Services included by the Company's vocational case managers include:

- ergonomic assessments;
- rehabilitation plans;
- transferable skills analysis;
- labor market survey;
- job seeking skills training;
- resume development;
- vocational assessment;
- job analysis, development and placement;
- expert testimony; and
- ADA compliance.

Life Care Planning

Life Care Planning is a tool used to project long-term future needs, services and related costs associated with catastrophic injury. CorVel's Life Care Plans summarize extensive amounts of medical data and compile it into a comprehensive report for future care requirements, producing improved outcomes and timely resolution of claims.

Medicare Set-Asides

A Medicare Set-Aside Allocation (MSA) is a process used to demonstrate to Medicare that adequate funds are available to cover the cost of future medical care and Medicare will not be assigned as the primary payor.

Critical Stress Incident Debrief

Crisis Counseling is used to minimize the effects of stress on employees following a traumatic event and maintain employees on their jobs following a critically stressful incident. Examples of such events include: experiencing or witnessing a physical assault, observing or suffering a catastrophic injury, and violence in the workplace.

CareMC

In 2000, the Company launched its CareMC Website (http://www.caremc.com). CareMC has become the application platform for all of the Company's primary service lines and delivers immediate access to customers. CareMC offers customers direct access to the Company's primary services, Network Solutions, Patient Management and Claims Management. CareMC allows for electronic communication and reporting between providers, payors, employers and patients. Features of the Website include: request for service, FNOL (first notice of loss), appointment scheduling, online bill review, claims information management, treatment calendar, medical bill adjudication and automated provider reimbursement. Through the CareMC Website, users can:

- request services online;
- manage files throughout the life of the claim;
- receive and relay case notes from case managers; and
- integrate information from multiple claims management sources into one database.

The CareMC Website facilitates healthcare transaction processing. Using artificial intelligence techniques, the Website provides situation alerts and event triggers, to facilitate prompt and effective decisions. Users of CareMC can quickly see where event outliers are occurring within the claims management process. If costs exceed predetermined thresholds or activities fall outside expected timelines, decision-makers can be quickly notified. Large amounts of information are consolidated and summarized to help customers focus on the critical issues.

Scanning Services

In 2003, the Company acquired Portland, Oregon based Scan-One, a provider of scanning, optical character recognition and document management services. This acquisition expanded the Company's existing office automation service line and all offices are selling scanning and document management, the services previously sold by Scan-One. The Company has added scanning operations to approximately 40 of the Company's larger offices around the country calling them "Capture Centers."

With the scanning capability, the Company is able to store claim documents and organize the information by document type with the documents readily available on-line. The benefits of scanning are threefold: the service reduces costs, saves time and increases productivity. On the front-end of the scanning process, which is scanning technology, optical character recognition and electronic data interchange, can enable organizations to significantly cut back on manual data entry and paper shuffling. It also increases reporting, sorting and indexing capabilities. With scanning, customers are able to electronically view documents and images, obtain information in real-time, reduce overhead, staffing, and paper storage costs.

Our Scan One service also offers a Web interface (www.onlinedocumentcenter.com) providing immediate access to documents and data called the Online Document Center (ODC). Secure document review, approval, transaction workflow and archival storage are available at subscription-based pricing.

Aside from our Scan One services, we actively pursue marketing initiatives to customers in the following fields: accounting, insurance carrier, hospital administration, clinics and legal field.

INDUSTRY, CUSTOMERS AND MARKETING

The Company focuses on four major industries around the country: workers' compensation, auto insurance, group health and municipalities.

The Company's customers primarily are workers' compensation insurers and, to a lesser extent, TPAs and self-administered employers. Many claims management decisions in workers' compensation are the responsibility of the local claims office of national or regional insurers. The Company's national branch office network has been established to enable the Company to market and offer its services at both a local and national account level. The Company is placing increasing emphasis on national account marketing. The marketing activities of the Company are conducted by account executives located in key geographic areas. No single customer of the Company represented more than 10% of revenues in fiscal 2005, 2006 or 2007.

COMPETITION AND MARKET CONDITIONS

The healthcare cost containment industry is highly fragmented and competitive and is subject to shifting customer requirements, frequent introductions of new products and services, increased marketing activities of other industry participants and legislative reforms. The Company expects intensity of competition to increase in the future as existing competitors continue to develop their products and services and as new companies enter the Company's market. The Company's primary competitors in the workers' compensation market include some large insurance carriers which offer one or more services similar to those offered by the Company, HMOs and numerous independent companies, typically on a local or regional basis. The Company also competes with national and local firms specializing in utilization review and with major insurance carriers and TPAs which have implemented their own internal utilization review services. Many of the Company's competitors are significantly larger and have greater financial and marketing resources than the Company. Moreover, the Company's customers may establish the in-house capability of performing services offered by the Company. If the Company is unable to compete effectively, it will be difficult for the Company to add and retain customers, and the Company's business, financial condition and results of operations will be seriously harmed.

Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the capacity to manage healthcare for workers' compensation claimants, such legislation may intensify competition in the market served by the Company.

The Company believes that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, they may have an adverse impact on the Company's business, financial condition and results of operations.

The Company believes the principal factors that generally determine a company's competitive advantage in the Company's market include the following: specialization in workers' compensation, breadth of services, ability to offer local services on a nationwide basis, information management systems and independence from insurance carriers. There can be no assurance that the Company will be successful in all or any of these areas that the Company believes contribute to competitive advantage, that the Company will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATIONS

General

Managed healthcare programs for workers' compensation are subject to various laws and regulations. Both the nature and degree of applicable government regulation vary greatly depending upon the specific activities involved. Generally, parties that actually provide or arrange for the provision of healthcare services, assume financial risk related to the provision of those services or undertake direct responsibility for making payment or payment decisions for those services, are subject to a number of complex regulatory schemes that govern many aspects of their conduct and operations.

In contrast, the management and information services provided by the Company to its customers typically have not been the subject of regulation by the federal government or the states. Since the managed healthcare field is a rapidly expanding and changing industry and the cost of providing healthcare continues to increase, it is possible that the applicable state and federal regulatory frameworks will expand to have a greater impact upon the conduct and operation of the Company's business.

Under the current workers' compensation system, employer insurance or self-funded coverage is governed by individual laws in each of the 50 states and by certain federal laws. The management and information services that make up the Company's managed care program serve markets that have developed largely in response to needs of insurers, employers and large TPAs, and generally have not been mandated by legislation or other government action. On the other hand, the vocational rehabilitation case management marketplace within the workers' compensation system has been dependent upon the laws and regulations within those states that require the availability of specified rehabilitation services for injured workers. Similarly, the Company's fee schedule auditing services address market needs created by certain states' enactment of maximum permissible fee schedules for workers' compensation services. Changes in individual state regulation of workers' compensation may create a greater or lesser demand for some or all of the Company's services or require the Company to develop new or modified services in order to meet the needs of the marketplace and compete effectively in that marketplace.

California's Medical Provider Networks

In California, beginning January 1, 2005, an employer or insurer may establish a Medical Provider Network ("MPN") to provide care for injured workers. The recent California legislation was designed to allow employers more control over their workers' compensation claims by providing nearly 100% control over the life of a claim. Senate Bill 899 allows every California employer to require their employees to utilize an MPN. Senate Bill 228 mandates that each California employer conduct Utilization Review per the American College of Occupational and Environmental Medicine ("ACOEM") guidelines on all claims. Used in conjunction with SB 899 for the MPN, SB 228 has dramatically reduce the amount of medical payments on each individual claim.

Health Insurance Portability and Accountability Act (HIPAA) of 1996

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, requires the adoption of standards for the exchange of health information in an effort to encourage overall administrative simplification and to enhance the effectiveness and efficiency of the healthcare industry. Pursuant to HIPAA, the Secretary of the Department of Health and Human Services has issued final rules concerning the privacy and security of health information, the establishment of standard transactions and code sets. The HIPAA requirements only apply to covered entities, which include health plans, healthcare clearinghouses, and healthcare providers that transmit any health information in electronic form. The Company's network solutions services may be subject to HIPAA obligations through business associate agreements with our customers. We are also indirectly regulated by HIPAA as a plan sponsor of a healthcare benefit plan for our own employees.

Of the HIPAA requirements, the privacy standards and the security standards have the most significant impact on our business operations. The privacy standards require covered entities to implement certain procedures to govern the use and disclosure of protected health information and to safeguard such information from inappropriate access, use or disclosure. Protected health information includes individually identifiable health information, such as an individual's medical records, transmitted or maintained in any format, including paper and electronic records. The privacy standards establish the different levels of individual permission that are required before a covered entity may use or disclose an individual's protected health information, and establish new rights for the individual with respect to his or her protected health information.

The security standards are designed to protect health information against reasonably anticipated threats or hazards to the security or integrity of the information, and to protect the information against unauthorized use or disclosure. The security standards establish a national standard for protecting the security and integrity of medical records when they are kept in electronic form. The Company is compliant with these security standards.

Medical Cost Containments Litigation

Historically, governmental strategies to contain medical costs in the workers' compensation field have been generally limited to legislation on a state-by-state basis. For example, many states have implemented fee schedules that list maximum reimbursement levels for healthcare procedures. In certain states that have not authorized the use of a fee schedule, the Company adjusts bills to the usual and customary levels authorized by the payor. Opportunities for the Company's services could increase if more states legislate additional cost containment strategies. Conversely, the Company would be adversely affected if states elect to reduce the extent of medical cost containment strategies available to insurance carriers and other payors, or adopt other strategies for cost containment that would not support a demand for the Company's services.

Healthcare Reform

There has been considerable discussion of healthcare reform at both the federal level and in numerous state legislatures in recent years. Due to uncertainties regarding the ultimate features of reform initiatives and the timing of their enactment, the Company cannot predict which, if any, reforms will be adopted, when they may be adopted, or what impact they may have on the Company.

Vocational Rehabilitation Legislation

During the early 1970s, the case management marketplace within workers' compensation was dominated by the provision of medical management services. Such services were purchased at the option of insurance carriers with little or no support from legislative efforts within any of the states. By the mid-1970s, it became popular for states to legislate either supportive programs for vocational rehabilitation or, in some cases, mandatory vocational rehabilitation statutes.

SHAREHOLDER RIGHTS PLAN

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Company's existing shareholder rights agreement to extend the expiration date of the rights to February 10, 2012, set the initial exercise price of each right at $118 (adjusted for the three-for-two stock split in the form of a 50% stock dividend during fiscal 2007 as noted above) and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the stockholder rights agreement remain in effect for all other stockholders of the Company. The rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The rights trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exceptions, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right.

In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

EMPLOYEES

As of March 31, 2007, CorVel had 2,631 employees, including nurses, counselors and other employees. No employees are represented by any collective bargaining unit. Management believes the Company's relationship with its employees to be good.

AVAILABLE INFORMATION

Copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, and other filings made with the Securities and Exchange Commission, are available free of charge through our Website (http://www.corvel.com, under the Investor Relations section) as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission. The inclusion of our Web site address and the address of any of our portals such as www.caremc.com and www.onlinedocumentcenter.com, in this report does not include or incorporate by reference into this report any information contained on, or accessible through our Web sites.

Item 1A. *Risk Factors.*

Risk Factors

Past financial performance is not necessarily a reliable indicator of future performance, and investors in our common stock should not use historical performance to anticipate results or future period trends. Investing in our common stock involves a high degree of risk. Investors should consider carefully the following risk factors, as well as the other information in this report and our other filings with the Securities and Exchange Commission, including our consolidated financial statements and the related notes, before deciding whether to invest or maintain an investment in shares of our common stock. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our common stock would likely decline. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial also may impair our business operations.

Changes in government regulations could increase the our costs of operations and/or reduce the demand for our services.

Many states, including a number of those in which we transact business, have licensing and other regulatory requirements applicable to our business. Approximately half of the states have enacted laws that require licensing of businesses which provide medical review services such as ours. Some of these laws apply to medical review of care covered by workers' compensation. These laws typically establish minimum standards for qualifications of personnel, confidentiality, internal quality control and dispute resolution procedures. These regulatory programs may result in increased costs of operation for us, which may have an adverse impact upon our ability to compete with other available alternatives for healthcare cost control. In addition, new laws regulating the operation of managed care provider networks have been adopted by a number of states. These laws may apply to managed care provider networks having contracts with us or to provider networks which we may organize. To the extent we are governed by these regulations, we may be subject to additional licensing requirements, financial and operational oversight and procedural standards for beneficiaries and providers.

Regulation in the healthcare and workers' compensation fields is constantly evolving. We are unable to predict what additional government initiatives, if any, affecting our business may be promulgated in the future. Our business may be adversely affected by failure to comply with existing laws and regulations, failure to obtain necessary licenses and government approvals or failure to adapt to new or modified regulatory requirements. Proposals for healthcare legislative reforms are regularly considered at the federal and state levels. To the extent that such proposals affect workers' compensation, such proposals may adversely affect our business, financial condition and results of operations.

In addition, changes in workers' compensation, auto and managed health care laws or regulations may reduce demand for our services, require us to develop new or modified services to meet the demands of the marketplace or reduce the fees that we may charge for our services. One proposal which has been considered by Congress and certain state legislatures is 24-hour health coverage, in which the coverage of traditional employer-sponsored health plans is combined with workers' compensation coverage to provide a single insurance plan for work-related and non-work-related health problems. Incorporating workers' compensation coverage into conventional health plans may adversely affect the market for our services because some employers would purchase 24-hour coverage from group health plans, which would reduce the demand for CorVel's workers' compensation customers.

Our quarterly sequential revenue may not increase and may decline. As a result, we may fail to meet or exceed the expectations of investors or analysts which could cause our common stock price to decline.

Our quarterly sequential revenue growth may not increase and may decline in the future as a result of a variety of factors, many of which are outside of our control. If changes in our quarterly sequential revenue fall below the expectations of investors or analysts, the price of our common stock could decline substantially. Fluctuations or declines in quarterly sequential revenue growth may be due to a number of factors, including, but not limited to, those listed below and identified throughout this "Risk Factors" section: the decline in manufacturing employment, the decline in workers' compensation claims, the decline in healthcare expenditures, the considerable price competition in a flat-to-declining workers' compensation market, the increase in competition, and the changes and the potential changes in state workers' compensation and automobile managed care laws which can reduce demand for our services. These factors create an environment where revenue and margin growth is more difficult to attain and where revenue growth is less certain than historically experienced. Additionally, our technology and preferred provider network face competition from companies that have more resources available to them than we do. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel. These factors could cause the market price of our common stock to fluctuate substantially. There can be no assurance that our growth rate in the future, if any, will be at or near historical levels.

In addition, the stock market has in the past experienced price and volume fluctuations that have particularly affected companies in the healthcare and managed care markets resulting in changes in the market price of the stock of many companies, which may not have been directly related to the operating performance of those companies.

Due to the foregoing factors, and the other risks discussed in this report, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

Exposure to possible litigation and legal liability may adversely affect our business, financial condition and results of operations.

We, through our utilization management services, make recommendations concerning the appropriateness of providers' medical treatment plans of patients throughout the country, and as a result, could be exposed to claims for adverse medical consequences. We do not grant or deny claims for payment of benefits and we do not believe that we engage in the practice of medicine or the delivery of medical services. There can be no assurance, however, that we will not be subject to claims or litigation related to the authorization or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services.

In addition, there can be no assurance that we will not be subject to other litigation that may adversely affect our business, financial condition or results of operations, including but not limited to being joined in litigation brought against our customers in the managed care industry. We maintain professional liability insurance and such other coverages as we believe are reasonable in light of our experience to date. If such insurance is insufficient or unavailable in the future at reasonable cost to protect us from liability, our business, financial condition or results of operations could be adversely affected.

If lawsuits against us are successful, we may incur significant liabilities.

We provide to insurers and other payors of health care costs managed care programs that utilize preferred provider organizations and computerized bill review programs. Health care providers have brought against us and our customers individual and class action lawsuits challenging such programs. If such lawsuits are successful, we may incur significant liabilities.

We make recommendations about the appropriateness of providers' proposed medical treatment plans for patients throughout the country. As a result, we could be subject to claims arising from any adverse medical consequences. Although plaintiffs have not to date subjected us to any claims or litigation relating to the grant or denial of claims for payment of benefits or allegations that we engage in the practice of medicine or the delivery of medical services, we cannot assure you that plaintiffs will not make such claims in future litigation. We also cannot assure you that our insurance will provide sufficient coverage or that insurance companies will make insurance available at a reasonable cost to protect us from significant future liability.

Our failure to compete successfully could make it difficult for us to add and retain customers and could reduce or impede the growth of our business.

We face competition from PPOs, TPAs and other managed healthcare companies. We believe that as managed care techniques continue to gain acceptance in the workers' compensation marketplace, our competitors will increasingly consist of nationally-focused workers' compensation managed care service companies, insurance companies, HMOs and other significant providers of managed care products. Legislative reforms in some states permit employers to designate health plans such as HMOs and PPOs to cover workers' compensation claimants. Because many health plans have the ability to manage medical costs for workers' compensation claimants, such legislation may intensify competition in the markets served by us. Many of our current and potential competitors are significantly larger and have greater financial and marketing resources than we do, and there can be no assurance that we will continue to maintain our existing customers, our past level of operating performance or be successful with any new products or in any new geographical markets we may enter.

Declines in workers' compensation claims may harm our results of operations.

Within the past few years, several states have experienced a decline in the number of workers' compensation claims and the average cost per claim which have been reflected in workers' compensation insurance premium rate reductions in those states. We believe that declines in workers' compensation costs in these states are due principally to intensified efforts by payors to manage and control claim costs, and to a lesser extent, to improved risk management by employers and to legislative reforms. If declines in workers' compensation costs occur in many states and persist over the long-term, it would have an adverse impact on our business, financial condition and results of operations.

We provide an outsource service to payors of workers' compensation and auto healthcare benefits. These payors include insurance companies, TPAs, municipalities, state funds, and self-insured, self- administered employers. If these payors reduce the amount of work they outsource, our results of operations would be adversely affected.

If the average annual growth in nationwide employment does not offset declines in the frequency of workplace injuries and illnesses, then the size of our market may decline, which may adversely affect our ability to grow.

The rate of injuries that occur in the workplace has decreased over time. Although the overall number of people employed in the workplace has generally increased over time, this increase has only partially offset the declining rate of injuries and illnesses. Our business model is based, in part, on our ability to expand our relative share of the market for the treatment and review of claims for workplace injuries and illnesses. If nationwide employment does not increase or experiences periods of decline, or if workplace injuries and illnesses continue to decline at a greater rate than the increase in total employment, our ability to increase our revenue and earnings could be adversely impacted.

If the utilization by healthcare payors of early intervention services continues to increase, the revenue from our later-stage network and healthcare management services could be negatively affected.

The performance of early intervention services, including injury occupational healthcare, first notice of loss, and telephonic case management services, often result in a decrease in the average length of, and the total costs associated with, a healthcare claim. By successfully intervening at an early stage in a claim, the need for additional cost containment services for that claim often can be reduced or even eliminated. As healthcare payors continue to increase their utilization of early intervention services, the revenue from our later stage network and healthcare management services will decrease.

We face competition for staffing, which may increase our labor costs and reduce profitability.

We compete with other health-care providers in recruiting qualified management and staff personnel for the day-to-day operations of our business, including nurses and other case management professionals. In some markets, the scarcity of nurses and other medical support personnel has become a significant operating issue to health-care providers. This shortage may require us to enhance wages to recruit and retain qualified nurses and other health-care professionals. Our failure to recruit and retain qualified management, nurses and other health-care professionals, or to control labor costs could have a material adverse effect on profitability.

If competition increases, our growth and profits may decline.

The markets for our Network Services and Care Management Services segments are also fragmented and competitive. Our competitors include national managed care providers, preferred provider networks, smaller independent providers and insurance companies. Companies that offer one or more workers' compensation managed care services on a national basis are our primary competitors. We also compete with many smaller vendors who generally provide unbundled services on a local level, particularly companies with an established relationship with a local insurance company adjuster. In addition, several large workers' compensation insurance carriers offer managed care services for their customers, either by performance of the services in-house or by outsourcing to organizations like ours. If these carriers increase their performance of these services in-house, our business may be adversely affected. In addition, consolidation in the industry may result in carriers performing more of such services in-house.

The failure to attract and retain qualified or key personnel may prevent us from effectively developing, marketing, selling, integrating and supporting our services.

We are dependent, to a substantial extent, upon the continuing efforts and abilities of certain key management personnel. In addition, we face competition for experienced employees with professional expertise in the workers' compensation managed care area. The loss of key employees, especially V. Gordon Clemons, Chairman and Chief Executive Officer, and Dan Starck, President and Chief Operating Officer, or the inability to attract, qualified employees, could have a material unfavorable effect on our business and results of operations.

If we fail to grow our business internally or through strategic acquisitions, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges.

Our strategy is to continue internal growth and, as strategic opportunities arise in the workers' compensation managed care industry, to consider acquisitions of, or relationships with, other companies in related lines of business. As a result, we are subject to certain growth-related risks, including the risk that we will be unable to retain personnel or acquire other resources necessary to service such growth adequately. Expenses arising from our efforts to increase our market penetration may have a negative impact on operating results. In addition, there can be no assurance that any suitable opportunities for strategic acquisitions or relationships will arise or, if they do arise, that the transactions contemplated could be completed. If such a transaction does occur, there can be no assurance that we will be able to integrate effectively any acquired business. In addition, any such transaction would be subject to various risks associated with the acquisition of businesses, including, but not limited to, the following:

- an acquisition may negatively impact our results of operations because it may require incurring large one-time charges, substantial debt or liabilities; it may require the amortization or write down of amounts related to deferred compensation, goodwill and other intangible assets; or it may cause adverse tax consequences, substantial depreciation or deferred compensation charges;
- we may encounter difficulties in assimilating and integrating the business, technologies, products, services, personnel or operations of companies that are acquired, particularly if key personnel of the acquired company decide not to work for us;

- an acquisition may disrupt ongoing business, divert resources, increase expenses and distract management;
- the acquired businesses, products, services or technologies may not generate sufficient revenue to offset acquisition costs;
- we may have to issue equity or debt securities to complete an acquisition, which would dilute stockholders and could adversely affect the market price of our common stock; and
- acquisitions may involve the entry into a geographic or business market in which we have little or no prior experience.

There can be no assurance that we will be able to identify or consummate any future acquisitions or other strategic relationships on favorable terms, or at all, or that any future acquisition or other strategic relationship will not have an adverse impact on our business or results of operations. If suitable opportunities arise, we may finance such transactions, as well as internal growth, through debt or equity financing. There can be no assurance, however, that such debt or equity financing would be available to us on acceptable terms when, and if, suitable strategic opportunities arise.

Our Internet-based services are dependent on the development and maintenance of the Internet infrastructure.

We deploy our CareMC and, to a lesser extent, MedCheck services over the Internet. Our ability to deliver our Internet-based services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products, such as high-speed modems, for providing reliable Internet access and services. The Internet has experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased usage.

The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage, as well as the availability of the Internet to us for delivery of our Internet-based services. In addition, our customers who use our Web-based services depend on Internet service providers, online service providers and other Web site operators for access to our Web site. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to our systems. Any significant interruptions in our services or increases in response time could result in a loss of potential or existing users, and, if sustained or repeated, could reduce the attractiveness of our services.

Demand for our services could be adversely affected if our prospective customers are unable to implement the transaction and security standards required under HIPAA.

For some of our network services, we routinely implement electronic data interfaces ("EDIs") to our customers' locations that enable the exchange of information on a computerized basis. To the extent that our customers do not have sufficient personnel to implement the transactions and security standards required by HIPAA or to work with our information technology personnel in the implementation of our electronic interfaces, the demand for our network services could decline.

An interruption in our ability to access critical data may cause customers to cancel their service and/or may reduce our ability to effectively compete.

Certain aspects of our business are dependent upon our ability to store, retrieve, process and manage data and to maintain and upgrade our data processing capabilities. Interruption of data processing capabilities for any extended length of time, loss of stored data, programming errors or other system failures could cause customers to cancel their service and could have a material adverse effect on our business and results of operations.

In addition, we expect that a considerable amount of our future growth will depend on our ability to process and manage claims data more efficiently and to provide more meaningful healthcare information to customers and payors of healthcare. There can be no assurance that our current data processing capabilities will be adequate for our future growth, that we will be able to efficiently upgrade our systems to meet future demands, or that we will be able to develop, license or otherwise acquire software to address these market demands as well or as timely as our competitors.

The introduction of software products incorporating new technologies and the emergence of new industry standards could render our existing software products less competitive, obsolete or unmarketable.

There can be no assurance that we will be successful in developing and marketing new software products that respond to technological changes or evolving industry standards. If we are unable, for technological or other reasons, to develop and introduce new software products cost-effectively, in a timely manner and in response to changing market conditions or customer requirements, our business, results of operations and financial condition may be adversely affected.

Developing or implementing new or updated software products and services may take longer and cost more than expected. We rely on a combination of internal development, strategic relationships, licensing and acquisitions to develop our software products and services. The cost of developing new healthcare information services and technology solutions is inherently difficult to estimate. Our development and implementation of proposed software products and services may take longer than originally expected, require more testing than originally anticipated and require the acquisition of additional personnel and other resources. If we are unable to develop new or updated software products and services cost-effectively on a timely basis and implement them without significant disruptions to the existing systems and processes of our customers, we may lose potential sales and harm our relationships with current or potential customers.

A breach of security may cause our customers to curtail or stop using our services.

We rely largely on our own security systems, confidentiality procedures and employee nondisclosure agreements to maintain the privacy and security of our and our customers proprietary information. Accidental or willful security breaches or other unauthorized access by third parties to our information systems, the existence of computer viruses in our data or software and misappropriation of our proprietary information could expose us to a risk of information loss, litigation and other possible liabilities which may have a material adverse effect on our business, financial condition and results of operations. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any customer data, our relationships with our customers and our reputation will be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If we are unable to increase our market share among national and regional insurance carriers and large, self-funded employers, our results may be adversely affected.

Our business strategy and future success depend in part on our ability to capture market share with our cost containment services as national and regional insurance carriers and large, self-funded employers look for ways to achieve cost savings. We cannot assure you that we will successfully market our services to these insurance carriers and employers or that they will not resort to other means to achieve cost savings. Additionally, our ability to capture additional market share may be adversely affected by the decision of potential customers to perform services internally instead of outsourcing the provision of such services to us. Furthermore, we may not be able to demonstrate sufficient cost savings to potential or current customers to induce them not to provide comparable services internally or to accelerate efforts to provide such services internally.

If we lose several customers in a short period, our results may be adversely affected.

Our results may decline if we lose several customers during a short period. Most of our customer contracts permit either party to terminate without cause. If several customers terminate, or do not renew or extend their contracts with us, our results could be adversely affected. Many organizations in the insurance industry have consolidated and this could result in the loss of one or more of our significant customers through a merger or acquisition. Additionally, we could lose significant customers due to competitive pricing pressures or other reasons.

We are subject to risks associated with acquisitions of intangible assets.

Our acquisition of other businesses may result in significant increases in our intangible assets and goodwill. We regularly evaluate whether events and circumstances have occurred indicating that any portion of our intangible assets and goodwill may not be recoverable. When factors indicate that intangible assets and goodwill should be evaluated for possible impairment, we may be required to reduce the carrying value of these assets. We cannot currently estimate the timing and amount of any such charges.

If we are unable to leverage our information systems to enhance our outcome-driven service model, our results may be adversely affected.

To leverage our knowledge of workplace injuries, treatment protocols, outcomes data, and complex regulatory provisions related to the workers' compensation market, we must continue to implement and enhance information systems that can analyze our data related to the workers' compensation industry. We frequently upgrade existing operating systems and are updating other information systems that we rely upon in providing our services and financial reporting. We have detailed implementation schedules for these projects that require extensive involvement from our operational, technological and financial personnel. Delays or other problems we might encounter in implementing these projects could adversely affect our ability to deliver streamlined patient care and outcome reporting to our customers.

The increased costs of professional and general liability insurance may have an adverse effect on our profitability.

The cost of commercial professional and general liability insurance coverage has risen significantly in the past several years, and this trend may continue. In addition, if we were to suffer a material loss, our costs may increase over and above the general increases in the industry. If the costs associated with insuring our business continue to increase, it may adversely affect our business. We believe our current level of insurance coverage is adequate for a company of our size engaged in our business.

The impact of seasonality has a negative effect on our revenue.

While we are not directly impacted by seasonal shifts, we are affected by the change in working days based in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter as we experience vacations, inclement weather and holidays.

If the referrals for our patient management services continue to decline, our business, financial condition and results of operations would be materially adversely affected.

We have experienced a general decline in the revenue and operating performance of patient management services. We believe that the performance decline has been due to the following factors: the decrease of the number of workplace injuries that have become longer-term disability cases; increased regional and local competition from providers of managed care services; a possible reduction by insurers on the types of services provided by our patient management business; the closure of offices and continuing consolidation of our patient management operations; and employee turnover, including management personnel, in our patient management business. In the past, these factors have all contributed to the lowering of our long-term outlook for our patient management services. If some or all of these conditions continue, we believe that the performance of our patient management revenues could decrease.

Healthcare providers are becoming increasingly resistant to the application of certain healthcare cost containment techniques; this may cause revenue from our cost containment operations to decrease.

Healthcare providers have become more active in their efforts to minimize the use of certain cost containment techniques and are engaging in litigation to avoid application of certain cost containment practices. Recent litigation between healthcare providers and insurers has challenged certain insurers' claims adjudication and reimbursement decisions. Although these lawsuits do not directly involve us or any services we provide, these cases may affect the use by insurers of certain cost containment services that we provide and may result in a decrease in revenue from our cost containment business.

Changes in the accounting treatment of stock-based awards have adversely affected our reported results of operations and are likely to continue to do so in the future.

Effective April 1, 2006, we adopted the provisions of SFAS No. 123R, "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to April 1, 2006, we accounted for share-based compensation to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. We also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." We elected to employ the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation. The long-term impact of our adoption of SFAS No. 123(R) cannot be fully predicted at this time because that will depend in part on the future fair values and number of share-based payments granted in the future. As a result of our adoption of SFAS No. 123(R), for the fiscal year ended March 31, 2007, we recorded share-based compensation expense of $1,258,000, which reduced our income before taxes by $1,258,000 and our net income by $767,000. Basic and diluted earnings per share were each reduced by $0.05 for the fiscal year ended March 31, 2007. This requirement may continue to adversely affect our reported results of operations.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, and delays in completing our internal controls and financial audits, could have a material adverse effect on our business and stock price.

Our fiscal 2007 management assessment and related audit revealed material weaknesses in our internal controls over financial reporting related to the size of our accounting staff, lack of an effective control monitoring process and inadequate anti-fraud controls. We are attempting to cure these material weaknesses by taking the steps described in Part II, Item 9A of this report, but we have not yet completed such remediation and there can be no assurance that such remediation will be successful. During the course of our continued testing, we also may identify other significant deficiencies or material weaknesses, in addition to the ones already identified, which we may not be able to remediate in a timely manner or at all. If we continue to fail to achieve and maintain effective internal controls, we will not be able to conclude that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. In addition, since 2005, we have experienced delays in completing our internal controls and financial audits, which have resulted in the untimely filing of our Annual Report on Form 10-K for the fiscal years ended March 31, 2005 and 2006, and the filing of several notifications of late filing on Form 12b-25. Failure to achieve and maintain an effective internal control environment, and delays in completing our internal controls and financial audits, could cause investors to lose confidence in our reported financial information and us, which could result in a decline in the market price of our common stock, and cause us to fail to meet our reporting obligations in the future, which in turn could impact our ability to raise equity financing if needed in the future.

Item 1B. ***Unresolved Staff Comments.***

None.

Item 2. *Properties.*

The Company's principal executive office is located in Irvine, California in approximately 10,600 square feet of leased space. The lease expires in September 2013. The Company leases 125 branch offices in 49 states, which range in size from 1,000 square feet up to approximately 16,000 square feet. The lease terms for the branch offices range from monthly to ten years and expire through 2016. The Company believes that its facilities are adequate for its current needs and that suitable additional space will be available as required.

Item 3. *Legal Proceedings.*

The Company is involved in litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or financial operations of the Company.

Item 4. *Submission of Matters to a Vote of Security Holders.*

There were no matters submitted to a vote of stockholders during the quarter ended March 31, 2007.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

Market Information

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol CRVL. The quarterly high and low per share sales prices for the Company's common stock for fiscal years 2006 and 2007 as reported by NASDAQ are set forth below for the periods indicated. These prices represent prices among dealers, do not include retail markups, markdowns or commissions, and may not represent actual transactions. These prices have been adjusted to reflect the Company's three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006.

	High	Low
Fiscal Year Ended March 31, 2006:		
Quarter Ended June 30, 2005:	$18.98	$13.27
Quarter Ended September 30, 2005:	19.33	15.15
Quarter Ended December 31, 2005:	15.97	10.60
Quarter Ended March 31, 2006:	14.68	11.25
Fiscal Year Ended March 31, 2007:		
Quarter Ended June 30, 2006:	$17.65	$13.20
Quarter Ended September 30, 2006:	24.91	15.97
Quarter Ended December 31, 2006:	49.39	22.81
Quarter Ended March 31, 2007:	49.18	28.60

Holders. As of May 15, 2007, there were approximately 1,500 holders of record of the Company's common stock according to the information provided by the Company's transfer agent.

Dividends. The Company has never paid any cash dividends on its common stock and has no current plans to do so in the foreseeable future. The Company intends to retain future earnings, if any, for use in the Company's business. The payment of any future dividends on its common stock will be determined by the Board of Directors in light of conditions then existing, including the Company's earnings, financial condition and requirements, restrictions in financing agreements, business conditions and other factors.

Unregistered Sales of Equity Securities. None.

Issuer Purchases of Equity Securities: The following table summarizes any purchases of the Company common stock made by or on behalf of the Company for the quarter ended March 31, 2007 pursuant to a publicly announced plan. During the quarter ended December 31, 2006, the Company's Board of Directors approved a three-for-two stock split in the form of a 50% stock dividend with a date of record on November 20, 2006 and a date of distribution of December 8, 2006. All share and per share amounts have been adjusted retroactively to reflect the stock split for all periods shown.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares that may yet be Purchased Under the Program
January 1 to January 31, 2007	—	—	11,211,753	938,247
February 8 to February 22, 2007	147,644	$35.59	11,359,397	790,604
March 1 to March 31, 2007	—	—	11,359,397	790,604
Total	147,644	$35.59	11,359,397	790,604

In 1996, the Company's Board of Directors authorized a stock repurchase program initially for up to 100,000 shares of the Company's common stock. The Company's Board of Directors has periodically increased the number of shares authorized for repurchase under the program. The most recent increase occurred in June 2006 and brought the number of shares authorized for repurchase over the life of the program to 12,150,000 shares, as adjusted for the three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006. There is no expiration date for the plan.

STOCK PERFORMANCE GRAPH

The graph depicted below shows a comparison of cumulative total stockholder returns for the Company, the Nasdaq and the Nasdaq Health Services Index over a five year period beginning on March 31, 2002. The data depicted on the graph are as set forth in the chart below the graph. The graph assumes that $100 was invested in the Company's Common Stock on March 31, 2002, and in each index, and that all dividends were reinvested. No cash dividends have been paid or declared on the Common Stock. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

CORVEL STOCK PERFORMANCE CHART


CorVel
Nasdaq US
Nasdaq Healthcare Services
DOLLARS
250
200
150
100
50
0
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
CorVel Corporation	100.00	109.20	121.32	71.44	73.81	152.09
U.S. Nasdaq	100.00	73.40	108.33	109.06	128.61	133.40
U.S. Nasdaq Healthcare Services	100.00	81.90	140.31	173.34	229.29	229.64

Notwithstanding anything to the contrary set forth in any of our previous filings made under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings made by us under those statutes, neither the preceding Stock Performance Graph, nor the information relating to it, is "soliciting material" or is "filed" or is to be incorporated by reference into any such prior filings, nor shall such graph or information be incorporated by reference into any future filings made by us under those statutes.

Item 6. ***Selected Financial Data.***

The selected consolidated financial data of the Company appears in a separate section of this Annual Report on Form 10-K on page 35 and is incorporated herein by this reference.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations.***

Management's Discussion and Analysis of Financial Condition and Results of Operations appears in a separate section of this Annual Report on Form 10-K beginning on page 36 and is incorporated herein by this reference.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk.***

As of March 31, 2007, the Company held no market risk sensitive instruments for trading purposes and the Company did not employ any derivative financial instruments, other financial instruments, or derivative commodity instruments to hedge any market risk. The Company had no debt outstanding as of March 31, 2007, and therefore, had no market risk related to debt.

Item 8. ***Financial Statements and Supplementary Data.***

The Company's consolidated financial statements, as listed under Item 15, appear in a separate section of this Annual Report on Form 10-K beginning on page 51 and are incorporated herein by this reference. The financial statement schedule is included below under Item 15(a) (2).

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.***

On August 14, 2006, the Company advised Grant Thornton LLP that it was dismissed by the Audit Committee as the Company's independent registered public accounting firm. Grant Thornton's report on the Company's consolidated financial statements for the fiscal years ended March 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that (i) Grant Thornton's report for the fiscal year ended March 31, 2006 contained an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of material weaknesses and (ii) Grant Thornton's report for the fiscal year ended March 31, 2005 contained the following statement: "Since management was unable to complete its assessment of internal control over financial reporting as of March 31, 2005, and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company's internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we did not express, an opinion on either management's assessment or on the effectiveness of the Company's internal control over financial reporting in our report dated July 15, 2005."

During the two year period ended March 31, 2006, and for the period from April 1, 2006 through the date of dismissal, there have been no disagreements between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of such disagreements in connection with the issuance of its report on the Company's financial statements.

Under Item 304(a)(1)(v)(A) of Regulation S-K promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, Grant Thornton has advised the Company of material weaknesses in the Company's internal controls identified by management and reported on the Company's Form 10-K and 10-Q filed on June 30, 2006 and August 14, 2006 respectively. The Company's Audit Committee has discussed these material weaknesses with Grant Thornton and management has authorized Grant Thornton to respond fully to the inquiries of the successor accountant about these material weaknesses.

On October 2, 2006, the Audit Committee selected and appointed Haskell & White LLP to serve as the Company's independent auditors for the fiscal year ended March 31, 2007. During the two year period ended March 31, 2006, and for the interim period from April 1, 2006 until the engagement of Haskell & White, neither the Company, nor anyone engaged on its behalf, had consulted with Haskell & White LLP regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting as of March 31, 2007, described below.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management, the Board of Directors and investors regarding reliable preparation and presentation of published financial statements. Nonetheless, all internal control systems, no matter how well designed, have inherent limitations. Even systems determined to be effective as of a particular date can only provide reasonable assurance with respect to reliable financial statement preparation and presentation.

A material weakness in internal control over financial reporting is a control deficiency (within the meaning of the Public Company Accounting Oversight Board (United States) Auditing Standard No. 2), or a combination of control deficiencies, that result in there being more than a remote likelihood of material misstatement in the annual or interim financial statements would not be prevented or detected.

Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (COSO). Based on our assessment, we believe that, as of March 31, 2007, our internal control over financial reporting was ineffective based on those criteria, in consideration of the material weaknesses described below.

Control environment. We did not maintain an effective control environment. Specifically, (i) we did not ensure that the Board of Directors' committees evaluated its performance against the functions mandated by their associated charters, (ii) the lines of responsibilities within our accounting and reporting function do not support adequate control over financial reporting, and (iii) we did not maintain sufficient anti-fraud controls, such as an effective independent whistleblower program, effective human resource procedures, such as background investigations and consistent performance reviews for key personnel, effective communication regarding performance expectations and ensuring adequate understanding and reinforcement of the code of conduct and (iv) we failed to maintain a sufficient complement of skilled personnel in the areas of accounting and financial reporting.

Segregation of duties. We did not maintain proper segregation of duties. Specifically, proper segregation of duties affecting expenditures, accounts payable, payroll and cash disbursements was not maintained. Management identified multiple instances where various employees were responsible for custody, initiating, recording, and/or approving transactions, as well as custody of assets.

Accounting for income taxes. Effective controls over income tax accounting were not maintained. Specifically, controls were not designed and in place to ensure that: (i) calculations, assumptions, exposures, estimates, and disclosures were properly reviewed, (ii) temporary and permanent book to tax differences are properly identified, (iii) deferred tax assets are recoverable, (iv) all tax-related accounts, including the income tax provision rate and pre-tax income, are properly reconciled to the trial balance and tax returns, (v) all quarterly tax payments are accurately tracked and recorded, and (vi) accounting personnel possessed sufficient knowledge with respect to GAAP in this area.

Financial close and reporting. We did not maintain enough skilled accounting resources supporting the financial close and reporting processes to ensure (i) changes and entry to spreadsheets utilized in the financial reporting process were properly reviewed, (ii) significant estimates and judgments were adequately supported, reviewed, approved and evaluated against actual experiences, (iii) effective and timely analysis and reconciliation of significant accounts, and (iv) a proper review of period close entries and procedures.

Accounts Payable. We did not maintain adequate controls to ensure the proper inclusion of out-of-period invoices with respect to goods and services we received, and therefore, the completeness of our accounts payable.

Stock-based Compensation. We did not maintain adequate controls to ensure that compensation expense associated with stock option grants was recognized in a manner consistent with the performance conditions of Statement of Financial Accounting Standards No. 123(R), "Share-based Payment." Additionally, our detective controls over certain inputs made into our stock option accounting software did not operate effectively.

The Company's independent registered public accounting firm, Haskell & White LLP, has issued an attestation report on management's assessment of the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, which appears on page 48 of this Annual Report on Form 10-K.

Remediation Activities

The following activities remediated many material weaknesses in prior years: (i) an accountant was hired to improve account analysis and timely posting affecting multiple accounts such as revenue, receivables, expenditures and payables. This improved journal entry and reconciliation controls. In addition, (i) focus on control operation was improved to support consistent operation of controls, and (ii) control environment improvements were implemented including modifications in Board oversight especially in regularly discussing fraud and consistently documenting meetings.

Management is committed to correcting material weaknesses and will continue to evaluate appropriate remediation plans.

Item 9B. ***Other Information.***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information in the sections titled "Proposal One: Election of Directors," "Corporate Governance, Board Composition and Board Committees," "Directors and Executive Officers of the Company," and "Section 16(a) Beneficial Ownership Reporting Compliance" appearing in the Company's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

The Board of Directors has adopted a code of ethics and business conduct that applies to all of the Company's employees, officers and directors. The full text of the Company's code of ethics and business conduct is posted on the Company's Web site at http://www.corvel.com under the "Investor Relations" section. The Company intends to disclose future amendments to certain provisions of the Company's code of ethics and business conduct, or waivers of such provisions, applicable to the Company's directors and executive officers, at the same location on the Company's Web site identified above. The inclusion of the Company's Web site address in this report does not include or incorporate by reference the information on the Company's Web site into this report.

Item 11. ***Executive Compensation***

The information in the sections titled "Executive Compensation," "Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Directors," except as stated therein, appearing in the Company's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information in the sections titled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter" and "Equity Compensation Plan Information" appearing in the Company's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Party Transactions, and Director Independence***

The information in the sections titled "Certain Relationships and Related Person Transactions," "Proposal One: Election of Directors," and "Corporate Governance, Board Composition and Board Committees" appearing in the Company's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

Item 14. ***Principal Accounting Fees and Services***

The information in the sections titled "Principal Accountant Fees and Services" and "Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" under the caption "Ratification of Appointment of Independent Auditors" appearing in the Company's Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules.***

(a)(1) *Financial Statements:*

The Company's financial statements appear in a separate section of this Annual Report on Form 10-K beginning on the pages referenced below:

(2) *Financial Statement Schedule:*

The Company's consolidated financial statements, as listed under Item 15(a) (1), appear in a separate section of this Annual Report on Form 10-K beginning on page 48. The Company's financial statement schedule is as follows:

Schedule II — Valuation and Qualifying Accounts

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended March 31, 2007:	$3,487,000	$2,462,000	$(2,439,000)	$3,510,000
Year Ended March 31, 2006:	3,487,000	3,713,000	(3,713,000)	3,487,000
Year Ended March 31, 2005:	3,470,000	2,355,000	(2,338,000)	3,487,000

(3) *Exhibits:*

EXHIBITS

Exhibit No.	Title	Method of Filing
2.1†	Asset Purchase Agreement dated December 15, 2006 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., and Hazelrigg Risk Management Services, Inc., Comp Care, Inc., Medical Auditing Services, Inc., and Arlene Hazelrigg.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on February 6, 2007.
2.2†	Stock Purchase Agreement dated May 31, 2007 by and among the Company's subsidiary, CorVel Enterprise Comp, Inc., The Schaffer Companies, Ltd., and Dawn Colwell, Christopher Schaffer, John Colwell and Kelly Ribeiro de Sa.	Incorporated herein by reference to Exhibit 2.1 to the Company's Form 8-K filed on June 6, 2007.

Exhibit No.	Title	Method of Filing
3.1	Amended and Restated Certificate of Incorporation of the Company	Incorporated herein by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed on November 14, 2002.
3.2	Amended and Restated Bylaws of the Company	Incorporated herein by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 filed on August 14, 2006.
10.1*	Nonqualified Stock Option Agreement between V. Gordon Clemons, the Company and North Star together with all amendments and addendums thereto	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.2*	Supplementary Agreement between V. Gordon Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.3*	Amendment to Supplementary Agreement between Mr. Clemons, the Company and North Star	Incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1992 filed on June 29, 1992.
10.4*	Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan)	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 9, 2006.
10.5*	Forms of Notice of Grant of Stock Option, Stock Option Agreement and Notice of Exercise Under the Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option)	Incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed on November 9, 2006, Exhibits 10.7, 10.8 and 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1994 filed on June 29, 1994, Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 to the Company's Registration Statement on Form S-8 (File No. 333-94440) filed on July 10, 1995, and Exhibits 99.3 and 99.5 to the Company's Registration Statement on Form S-8 (File No. 333-58455) filed on July 2, 1998.
10.6*	Employment Agreement of V. Gordon Clemons	Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.
10.7*	Restated 1991 Employee Stock Purchase Plan, as amended	Incorporated herein by reference to Exhibit 99.1 in the Company's Company's Registration Statement on Form S-8 (File No. 333-128739) filed on September 30, 2005.
10.8	Fidelity Master Plan for Savings and Investment, and amendments	Incorporated herein by reference to Exhibits 10.16 and 10.16A to the Company's Registration Statement on Form S-1 Registration No. 33-40629 initially filed on May 16, 1991.

Exhibit No.	Title	Method of Filing
10.9	Preferred Shares Rights Agreement, dated as of February 11, 1997, by and between Corvel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (Shareholder Rights Plan)	Incorporated herein by reference to Exhibit 99.1 in the Company's Form 8-K filed on February 28, 1997.
10.10	Amended and Restated Preferred Shares Rights Agreement, dated as of April 11, 2002, by and between CorVel Corporation and U.S. Stock Transfer Corporation, including the Certificate of Determination, the Certificate of Amendment of the Certificate of Determination, the form of Rights Certificate (as amended) and the Summary of Rights (as amended) attached thereto as Exhibits A-1, A-2, B and C, respectively (Amended Shareholder Rights Plan)	Incorporated herein by reference to Exhibit 99.1 in the Company's Form 8-K filed on May 24, 2002.
10.11*	Employment Agreement effective May 26, 2006 by and between CorVel Corporation and of Dan Starck	Incorporated herein by reference to Exhibit 10.1 in the Company's Form 8-K filed on May 30, 2006.
10.12*	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for time vesting	Incorporated herein by reference to Exhibit 10.2 in the Company's Form 8-K filed on May 30, 2006.
10.13*†	Stock Option Agreement and Acceleration Addendum dated May 26, 2006 by and between CorVel Corporation and Dan Starck, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on May 30, 2006.
10.14*†	Stock Option Agreement dated May 26, 2006 by and between CorVel Corporation and Scott McCloud, providing for performance vesting.	Incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 2, 2006.
21.1	Subsidiaries of the Company	Filed herewith.
23.1	Consent of Independent Registered Public Accounting Firm, Haskell & White LLP	Filed herewith.
23.2	Consent of Independent Registered Public Accounting Firm, Grant Thornton	Filed herewith.
31.1	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
31.2	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Filed herewith.
32.1	Certification of the Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

Exhibit No.	Title	Method of Filing
32.2	Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished herewith.

---

* — Denotes management contract or compensatory plan or arrangement.

† — Confidential treatment was requested for certain confidential portions of this exhibit pursuant to Rule 24b-2 under the Securities Exchange Act of 1934. In accordance with Rule 24b-2, these confidential portions were omitted from this exhibit and filed separately with the Securities and Exchange Commission.

(b) *Exhibits*

The exhibits filed as part of this report are listed under Item 15(a) (3) of this Annual Report on Form 10-K.

(c) *Financial Statement Schedule*

The Financial Statement Schedules required by Regulation S-X and Item 8 of this form are listed under Item 15(a)(2) of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORVEL CORPORATION

By: /s/ V. GORDON CLEMONS
V. Gordon Clemons
Chairman and Chief Executive Officer

Date: June 14, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on June 14, 2007.

Signature	Title
/s/ V. GORDON CLEMONS V. Gordon Clemons	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ SCOTT R. MCCLOUD Scott R. McCloud	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ ALAN HOOPS Alan Hoops	Director
/s/ STEVEN J. HAMERSLAG Steven J. Hamerslag	Director
/s/ JUDD JESSUP Judd Jessup	Director
/s/ JEFFREY J. MICHAEL Jeffrey J. Michael	Director

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial data for each of the fiscal years for the five fiscal years ended March 31, 2007, have been derived from the Company's audited consolidated financial statements. The following data should be read in conjunction with the Company's Consolidated Financial Statements, the related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following amounts are in thousands, except per share data. All share and per share amounts have been adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006.

	Fiscal Year Ended March 31,				
	2003	2004	2005	2006	2007
Statement of Income Data:					
Revenues	$282,776	$305,279	$291,000	$266,504	$274,581
Cost of revenues	230,991	253,846	246,341	221,060	208,746
Gross profit	51,785	51,433	44,659	45,444	65,835
General and administrative	25,081	26,067	28,144	29,590	35,383
Income before income taxes	26,704	25,366	16,515	15,854	30,452
Income tax provision	10,147	9,353	6,358	6,101	11,876
Net income	$ 16,557	$ 16,013	$ 10,157	$ 9,753	$ 18,576
Net income per share:					
Basic	$ 1.03	$ 1.01	$ 0.65	$ 0.67	$ 1.32
Diluted	$ 1.00	$ 0.98	$ 0.64	$ 0.67	$ 1.30
Shares used in computing net income per share:					
Basic	16,103	15,878	15,629	14,534	14,070
Diluted	16,586	16,257	15,780	14,592	14,268
Return on beginning of year equity	27.4%	24.1%	13.2%	13.3%	27.3%
Return on beginning of year assets	20.5%	16.6%	9.5%	9.2%	18.6%

	2003	2004	2005	2006	2007
Balance Sheet Data as of March 31,					
Cash and cash equivalents	$ 5,913	$ 8,641	$ 8,945	$ 14,206	$ 15,020
Accounts receivable, net	45,394	45,538	45,611	39,521	41,027
Working capital	36,865	40,598	38,599	34,597	35,018
Total assets	96,645	106,716	105,698	100,098	113,768
Retained earnings	103,232	119,245	129,402	139,155	157,731
Treasury stock	(84,127)	(96,281)	(113,481)	(132,205)	(154,091)
Total stockholders' equity	66,572	76,974	73,593	68,036	79,197

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management's Discussion and Analysis of Financial Condition and Results of Operations may include certain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including (without limitation) statements with respect to anticipated future operating and financial performance, growth and acquisition opportunities and other similar forecasts and statements of expectation. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "anticipate," "continue," "may," "will," and "should" and variations of these words and similar expressions, are intended to identify these forward-looking statements. Forward-looking statements made by the Company and its management are based on estimates, projections, beliefs and assumptions of management at the time of such statements and are not guarantees of future performance.

The Company disclaims any obligations to update or revise any forward-looking statement based on the occurrence of future events, the receipt of new information or otherwise. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements made by the Company and its management as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions; cost of capital and capital requirements; competition from other managed care companies; the ability to expand certain areas of the Company's business; shifts in customer demands; the ability of the Company to produce market-competitive software; changes in operating expenses including employee wages, benefits and medical inflation; governmental and public policy changes, including but not limited to legislative and administrative law and rule implementation or change; dependence on key personnel; possible litigation and legal liability in the course of operations; the continued availability of financing in the amounts and at the terms necessary to support the Company's future business; and the other risks identified under the heading "Risk Factors" appearing elsewhere in this report.

Overview

CorVel Corporation is an independent nationwide provider of medical cost containment and managed care services designed to address the escalating medical costs of workers' compensation and auto policies. The Company's services are provided to insurance companies, third-party administrators ("TPAs"), and self-administered employers to assist them in managing the medical costs and monitoring the quality of care associated with healthcare claims.

Network Solutions Services

The Company's Network Solutions services are designed to reduce the price paid by its customers for medical services rendered in workers' compensation cases, and auto policies and, to a lesser extent, group health policies. The network solutions services offered by the Company include automated medical fee auditing, preferred provider services, retrospective utilization review, independent medical examinations, MRI examinations, and inpatient bill review.

Patient Management Services

In addition to its network solutions services, the Company offers a range of patient management services, which involve working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company adjusters. Patient management services are designed to monitor the medical necessity and appropriateness of healthcare services provided to workers' compensation and other healthcare claimants and to expedite return-to-work. The Company offers these services on a stand-alone basis, or as an integrated component of its medical cost containment services.

Organizational Structure

The Company's management is structured geographically with regional vice-presidents who report to the President of the Company. Each of these regional vice-presidents is responsible for all services provided by the Company in his or her particular region and responsible for the operating results of the Company in multiple states.

These regional vice presidents have area and district managers who are also responsible for all services provided by the Company in their given area and district.

Business Enterprise Segments

We operate in one reportable operating segment, managed care. The Company's services are delivered to its customers through its local offices in each region and financial information for the Company's operations follows this service delivery model. All regions provide the Company's patient management and network solutions services. Statement of Financial Accounting Standards, or SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for the way that public business enterprises report information about operating segments in annual consolidated financial statements. The Company's internal financial reporting is segmented geographically, as discussed above, and managed on a geographic rather than service-line basis, with virtually all of the Company's operating revenue generated within the United States.

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. We believe each of the Company's regions meet these criteria as they provide the similar services to similar customers using similar methods of production and similar methods to distribute their services.

Because we believe we meet each of the criteria set forth above and each of our regions have similar economic characteristics, we aggregate our results of operations in one reportable operating segment.

Seasonality

While we are not directly impacted by seasonal shifts, we are affected by the change in working days based in a given quarter. There are generally fewer working days for our employees to generate revenue in the third fiscal quarter as we experience vacations, inclement weather and holidays.

Executive Summary of Fiscal 2007 Annual Results

The Company reported revenues of $275 million for fiscal year ended March 31, 2007, an increase of $8 million, or 3%, compared to $267 million in fiscal year ended March 31, 2006, primarily due to an increase in network solutions revenue offset by a decrease in patient management revenues. The Company reported an increase in revenue for the quarter ended June 30, 2006 of $3.3 million, or 5%, to $69.8 million. The Company reported sequential revenue decreases for the next two quarters of fiscal 2007 at 3.5% and 1.1%, respectively, declines from the previous quarter. In the quarter ended March 31, 2007, the Company reported revenues of $70.9 million, an increase in revenue of $4.3 million, or 6.5%, over the $66.6 million reported in the previous quarter ended December 31, 2006. The revenue for the quarter ended March 31, 2007 also benefited from two extra business days in the quarter compared to the quarter ended December 31, 2006 and the results from the acquisition described below.

The continued decrease in the number of jobs in the manufacturing sector and its corresponding effect on the number of workplace injuries that have become longer-term disability cases, the considerable price competition given the flat-to-declining overall workers compensation market, the increase in competition from local and regional companies, changes and the potential changes in state workers' compensation and auto managed care laws, which can reduce demand for the Company's services, have created an environment where revenue and margin growth is more difficult to attain and where revenue growth is uncertain. Additionally, the Company's technology and preferred provider network competes against other companies, some of which have more resources available. Also, some customers may handle their managed care services in-house and may reduce the amount of services which are outsourced to managed care companies such as CorVel Corporation. These factors are expected to continue to limit our revenue growth in the near future.

Under FASB 123R, the Company began to record stock compensation expense on the income statement beginning April 1, 2006 for the fiscal year ended March 31, 2007. During the prior fiscal years, the Company reported the stock compensation expense, after-tax, only in a pro forma calculation in the footnotes to the financial statements. During the fiscal year ended March 31, 2007, the Company recorded a stock compensation expense of $1,258,000 before income taxes, and $767,000 after income tax expense. The stock compensation charge reduced diluted earnings per share by $.05.

In December 2006, the Company's wholly owned subsidiary, CorVel Enterprise Comp Inc., entered into an Asset Purchase Agreement with Hazelrigg Risk Management Services, Inc., a third party administrator located in California, and its affiliated companies ("Hazelrigg") to acquire certain assets and liabilities of Hazelrigg, for an initial cash payment of $12 million. The seller of Hazelrigg also has the potential to receive up to an additional $2.5 million in a cash earnout based upon the revenue collected by the Hazelrigg business during the one-year period after consummation of the acquisition, which earnout may be accelerated based upon the occurrence of certain post-acquisition events. The Company completed the acquisition on January 31, 2007 and paid the initial cash payment on that date. The results of the acquired business for the period from February 1, 2007 to March 31, 2007 are included with the Company's results for the quarter and fiscal year ended March 31, 2007. For fiscal year ended March 31, 2007, the results of the acquired business increased the Company's revenues by less than $3 million, or approximately 1%. The acquisition of Hazelrigg enables the Company to further expand its managed care services to include claims processing in addition to patient management and network solutions.

Results of Operations

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include utilization review, medical case management and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services. The percentages of total revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2005, 2006, and 2007 are listed below.

	2005	2006	2007
Patient management services	44.4%	42.7%	39.1%
Network solutions services	55.6%	57.3%	60.9%
	100.0%	100.0%	100.0%

As noted in the table above, from fiscal 2006 to fiscal 2007 the mix of the Company's revenues moved an additional 3.6 percentage points from patient management services to network solutions services. This is due to the decrease in patient management services, offset by the increase in network solutions services which has a higher gross margin. This has a significant impact on the income statement as outlined below. While the Company's revenue showed a modest gain of 3%, due to the shift to a higher margin product, the net income grew over 90%. The following table shows the dollar and amount change from fiscal 2005 to fiscal 2006 and fiscal 2007 and the related percentage changes. The following amounts are in thousands, except for share data.

	Fiscal 2005	Fiscal 2006	Fiscal 2007	Amount Change from Fiscal 2005 to 2006	Amount Change from Fiscal 2006 to 2007	Percentage Change from Fiscal 2005 to 2006	Percentage Change from Fiscal 2006 to 2007
Revenues	$291,000	$266,504	$274,581	$(24,496)	$ 8,077	(8.4)%	3.0%
Cost of revenues	246,341	221,060	208,746	(25,281)	(12,314)	(10.2)	(5.6)
Gross profit	44,659	45,444	65,835	785	20,391	1.8	44.9
General and administrative	28,144	29,590	35,383	1,446	5,793	5.1	19.6
Income before income taxes	16,515	15,854	30,452	(661)	14,598	(4.0)	92.1
Income tax provision	6,358	6,101	11,876	(257)	5,775	(4.0)	94.7
Net income	$ 10,157	$ 9,753	$ 18,576	$ (404)	$ 8,823	(4.0)%	90.5%
Net income per share:							
Basic	$ 0.65	$ 0.67	$ 1.32	$ .02	$ 0.65	3.1%	97.0%
Diluted	$ 0.64	$ 0.67	$ 1.30	$ .03	$ 0.63	4.7%	94.0%
Shares used in income per share:							
Basic	15,629	14,534	14,070	(1,095)	(464)	(7.0)%	(3.2)%
Diluted	15,780	14,592	14,268	(1,188)	(324)	(7.5)%	(2.2%)

As previously identified in the section titled "Risk Factors" in this report, the Company's ability to maintain or grow revenues is contingent on several factors including, but not limited to, changes in government regulations, exposure to litigation and the ability to add or retain customers. Any of these, or a combination of all of them, could have a material impact on the Company's results going forward.

Income Statement Percentages

The following table sets forth, for the periods indicated, the percentage of revenues represented by certain items reflected in the Company's consolidated statements of income. The Company's past operating results are not necessarily indicative of future operating results. The percentages for the three fiscal years ended March 31, 2005, 2006 and 2007 are as follows:

	2005	2006	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	84.6	82.9	76.0
Gross profit	15.4	17.1	24.0
General and administrative	9.7	11.1	12.9
Income before income taxes	5.7	6.0	11.1
Income tax expense	2.2	2.3	4.3
Net income	3.5%	3.7%	6.8%

Revenue

The Company derives its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, auto insurance claims and health insurance benefits. Patient management services include utilization review, medical case management and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services.

Change in Revenue

Fiscal 2007 Compared to Fiscal 2006

Revenues increased by 3.0%, to $275 million in fiscal 2007, from $267 million in fiscal year 2006, an increase of $8 million. The increase was attributable to the Company's network solutions services revenue increasing $14.7 million, or 9.6%, to $167.2 million in fiscal 2007. This increase was primarily due to an increase in the volume of out of network bills reviewed which generate greater revenue per bill and an increase in revenue per provider bill reviewed due to increased savings per bill for the Company's customers, and the Company's focus of shifting its revenue mix to greater network solutions revenue. Part of the increase in network solutions was offset by a decrease in the Company's patient management services. Patient management revenues decreased $6.6 million, or 5.8%, to $107.4 million in fiscal 2007. This decrease was primarily due to a decrease in case referral volume offset by a nominal increase in price of services.

The Company has been negatively impacted by a reduction in the overall claims volume due to employers implementing workplace safety programs. Employers have also been more aggressive in seeking early intervention services which the Company and the Company's competitors offer, decreasing the length of a claim and decreasing the need for on-site case management services. The Company's ability to add or retain customers, changes in the workers compensation market, changes in nationwide employment and the frequency of workplace injuries and illnesses could have a material impact on the Company's ability to maintain or grow revenue in the future.

Fiscal 2006 Compared to Fiscal 2005

Revenues decreased by 8.2% to $267 million in fiscal 2006, from $291 million in fiscal year 2005, a decrease of $24 million. Nearly two-thirds of this decrease was attributable to the decrease in revenue from the Company's patient management services primarily due to a decrease in the patient management referrals received by the Company. The decrease was primarily the result of a continued softness in the national labor market, especially the manufacturing sector of the economy. The Company was negatively impacted by a reduction in the overall claims volume due to employers implementing workplace safety programs. Employers were also more aggressive in seeking early intervention services which the Company and the Company's competitors offer, decreasing the length of a claim and decreasing the need for on-site case management services. The rest of the decrease in revenues was attributable to a decrease in demand for the Company's network solution services, primarily demand for the IME (independent medical examination) and MRI services.

Cost of Revenue

The Company's cost of revenues consist of direct expenses, costs directly attributable to the generation of revenue, and field indirect costs which are incurred in the field to support the operations in the field offices which generate the revenue. Direct costs are primarily case manager salaries, bill review analysts, related payroll taxes and fringe benefits, and costs for IME (independent medical examination), prescription drugs, and MRI providers. Most of the Company's revenues are generated in offices which provide both patient management services and network solutions services. The largest of the field indirect costs are manager salaries and bonus, account executive base pay and commissions, administrative and clerical support, field systems personnel, PPO network developers, related payroll taxes and fringe benefits, office rent, and telephone expense. Approximately 44% of the costs incurred in the field are field indirect costs which support both the patient management services and network solutions operations of the Company's field operations.

Change in Cost of Revenue

Fiscal 2007 Compared to Fiscal 2006

The Company's cost of revenues decreased from $221 million in fiscal 2006 to $209 million in fiscal 2007, a decrease of 5.6% or $12.3 million. The decrease in cost of revenues was primarily attributable to the decrease in the labor intensive business associated with the patient management revenue noted above. The Company reduced its field employee headcount as revenue decreased. The number of the Company's case managers decreased from just over 814 at March 31, 2006 to approximately 749 at March 31, 2007. Consequently, approximately one half of the decrease in cost of revenues is attributable to a decrease in direct labor costs. The Company has been working to reduce direct labor costs in response to the reduction in demand for the Company's services resulting from the national decline in workplace injuries.

The largest factor contributing to the decrease in the cost of revenues was a decrease in professional salaries by $5.9 million, from $64.1 million in the fiscal 2006 to $58.2 million in fiscal 2007. This decrease was primarily attributable to a decrease in the number of case managers noted above. Additionally, the provider costs for the Company's CareIQ services decreased as the volume of activity decreased. The Company improved its operating productivity primarily in the network solutions lines of business due to enhancements in the Company's bill review software. The potential increase in costs to attract and retain qualified employees as noted in the risk factors may cause a material increase in labor costs in the future.

Fiscal 2006 Compared to Fiscal 2005

The Company's cost of revenues decreased from $246 million in fiscal 2005 to $221 million in fiscal 2006, a decrease of 10.2% or $25 million. The decrease in cost of revenues was primarily attributable to the decrease in revenues noted above. The Company reduced its field employee headcount as revenue decreased. Approximately one quarter of the decrease was attributable to a decrease in direct labor costs of $6.3 million. The Company has worked to reduce direct labor costs in response to the reduction in demand for the Company's services resulting from the soft national labor market. The Company also experienced lower direct costs for MRI, IME and prescription drug patient management services of $2.7 million, $2.8 million and $1.3 million, respectively, in fiscal 2006. The decreases in these costs are directly attributable to related decreases in these respective services.

The largest components of the field indirect costs and changes from fiscal 2005 to fiscal 2006 were: manager salaries, which experienced a decrease of $1.5 million; and clerical salaries, which decreased by $2.5 million. The Company has been working to decrease indirect labor costs in response to the reduction in demand for the Company's services and corresponding decrease in direct labor, but there can be no assurance that the Company will be successful in doing so.

General and Administrative Costs

During fiscal 2005, 2006 and 2007, approximately 62%, 59%, and 62%, respectively, of general and administrative costs consisted of corporate systems costs, which include the corporate systems support, implementation and training, rules engine development, national information technology (IT) strategy and planning, depreciation of the hardware costs in the Company's corporate offices and backup data center, the Company's national wide area network, and other systems related costs. The Company includes all IT related costs managed by the corporate office in general and administrative whereas the field IT related costs are included in the cost of revenue. The remaining general and administrative costs consist of national marketing, national sales support, corporate legal, corporate insurance, human resources, accounting, product management, new business development, and other general corporate expenses.

Change in General and Administrative Costs

Fiscal 2007 Compared to Fiscal 2006

General and administrative expense increased $5.8 million from $29.6 million in fiscal 2006 to $35.4 million in fiscal 2007. General and administrative expense increased as a percentage of revenue by 1.8% from 11.1% of revenue in fiscal 2006 to 12.9% of revenue in fiscal 2007. The Company's systems expenses increased $4.1 million, or 24.1%, from fiscal 2006 to fiscal 2007. The increase was primarily related to increased expenditures in national IT infrastructure, planning, development, and programming costs. Given the importance the Company places on its proprietary software, it is possible that these costs may continue to increase. In addition, auditing and consulting fees attributable to the requirements of the Sarbanes-Oxley Act of 2002 increased by $1.5 million. This increase was partially offset by a decrease of $0.5 million in the Company's legal costs.

The increase in cost due to the development and maintenance of software products and the implementation and incorporation of new technologies to remain competitive could have a material impact on the Company in the future. Likewise, the Company's exposure to litigation, successful lawsuits and increasing costs of insurance could have material effects as well.

Fiscal 2006 Compared to Fiscal 2005

General and administrative expense increased $1.5 million from $28.1 million in fiscal 2005 to $29.6 million in fiscal 2006. General and administrative expense increased as a percentage of revenue by 1.4% from 9.7% of revenue in fiscal 2005 to 11.1% of revenue in fiscal 2006. The increase was primarily related to increased expenditures in auditing and consulting fees attributable to the requirements of the Sarbanes-Oxley Act of 2002. The Company's accounting and legal costs increased by $1.7 million. This increase was partially offset by a decrease of $0.6 million in the Company's marketing costs. System costs, included in general and administrative costs, fell as a percentage of general and administrative costs even though their expense, in absolute dollars, remained similar to fiscal year 2005.

Income Tax Provision

The Company's income tax expense for fiscal 2005, 2006, and 2007 was $6 million, $6 million, and $12 million respectively. The Company's income tax expense in fiscal 2007 increased primarily due to the increase in income before income taxes during fiscal 2007. The effective income tax rates for fiscal 2005, 2006, and 2007 were 38%, 38%, and 39% respectively. These rates differed from the statutory federal tax rate of 35.0% primarily due to state income taxes and certain non-deductible expenses.

Liquidity and Capital Resources

The Company has historically funded its operations and capital expenditures primarily from cash flow from operations, and to a lesser extent, stock option exercises. The Company's net accounts receivables have historically averaged below 60 days of average sales. Property, net of accumulated depreciation, has averaged approximately 10% or less of annual revenue. These historical ratios of investments in assets used in the business has allowed the Company to generate sufficient cash flow to repurchase $154 million of its common stock during the past ten fiscal years, without incurring debt, on cumulative net earnings of $158 million.

The Company believes that cash from operations, existing working capital, and funds from the exercise of stock options granted to employees are adequate to fund existing obligations, repurchase shares of the Company's common stock, introduce new services and continue to develop healthcare-related businesses. The Company regularly evaluates cash requirements for current operations and commitments, and for capital acquisitions and other strategic transactions. The Company may elect to raise additional funds for these purposes, either through debt or additional equity financings, the sale of investment securities or otherwise, as appropriate. There can be no assurance, however, that such additional funds would be available in the amounts, at the times and on terms favorable to the Company, or at all.

Net working capital was $35 million at both March 31, 2006 and March 31, 2007. There were nominal increases in cash and accounts receivable offset by an increase in accrued liabilities.

As of March 31, 2007, the Company had $15 million in cash and cash equivalents, invested primarily in short-term, highly liquid investments with maturities of 90 days or less.

In April 2003, the Company entered into a credit agreement with a financial institution to provide borrowing capacity of up to $5 million. In March 2005, the Company's Board of Directors authorized an increase in the credit agreement by $5 million, to $10 million. This agreement expired in September 2005 and the Company expects to renew this line of credit in June 2007. Borrowings under the expired agreement bore interest, at the Company's option, at a fluctuating LIBOR-based rate plus 1.25% or at the financial institution's prime lending rate.

On June 1, 2007 (the "Closing Date"), CorVel Enterprise Comp, Inc., a wholly-owned subsidiary of CorVel Corporation (the "Company"), acquired all the issued and outstanding shares of capital stock of The Schaffer Companies, Ltd., a third party administrator headquartered in Maryland ("Schaffer"), for an initial cash payment of $12 million to the Schaffer shareholders, pursuant to a Stock Purchase Agreement entered into as of May 31, 2007 by and among CorVel Enterprise Comp, Inc., Schaffer and the Schaffer shareholders (the "Acquisition"). The Schaffer shareholders also have the potential to receive an aggregate of up to an additional $3 million in a cash earnout based upon the revenue collected by Schaffer's business during the one-year period after the Closing Date, which earnout may be prepaid by the Company at its election at any time and is also subject to forteiture if any individual Schaffer shareholder violates the terms of the non-competition agreements executed by each of the Schaffer shareholders as of the Closing Date.

The acquisition is expected to allow the Company to expand its service capabilities as a third party administrator and provide claims processing services along with patient management services and network solutions services.

Management believes that the cash balance at March 31, 2007 along with anticipated internally generated funds will be sufficient to meet the Company's expected cash requirements for at least the next twelve months.

Operating Cash Flows

Fiscal 2007 Compared to Fiscal 2006

Net cash provided by operating activities increased from $29 million in fiscal 2006 to $30 million in fiscal 2007. The increase in cash provided by operations was primarily due to an increase in net income from $10 million in fiscal 2007 to $19 million in fiscal 2006. This increase is due to the increase in revenue and decrease in cost of revenue as described above.

Fiscal 2006 Compared to Fiscal 2005

Net cash provided by operating activities increased from $26 million in fiscal 2005 to $29 million in fiscal 2006. The increase in cash provided by operations was primarily due to the decrease in net accounts receivable from $46 million at March 31, 2005 to $40 million at March 31, 2006. This decrease in accounts receivable is primarily due to the decrease in revenues from $291 million in fiscal 2005 to $267 million in fiscal 2006. Additionally, the decrease in net accounts receivable is due to the decrease in net days sales outstanding from 57 days at March 31, 2005 to 51 days at March 31, 2006.

Investing Activities

Fiscal 2007 Compared to Fiscal 2006

Net cash flow used in investing activities increased from $8 million in fiscal 2006 to $21 million in fiscal 2007. This increase in investing activity is primarily due to a disbursement of $12 million for the acquisition of certain assets and liabilities of Hazelrigg Risk Management Services in January 2007 as noted above. The Company expects future expenditures for property and equipment to increase if revenues increase. As noted above, in June 2007, the Company spent $12 million to acquire the stock of The Schaffer Companies.

Fiscal 2006 Compared to Fiscal 2005

Net cash flow used in investing activities decreased from $12 million in fiscal 2005 to $8 million in fiscal 2006. This decrease in investing activity is primarily due to the reduction in the volume of business and the investment in the prior years. The Company expects future expenditures for property and equipment to increase if revenues increase.

Financing Activities

Fiscal 2007 Compared to Fiscal 2006

Net cash flow used in financing activities decreased from $16 million in fiscal 2006 to $9 million in fiscal 2007. The decrease in cash flow used in financing activities was primarily due to cash proceeds from the Company's stock option and employee stock purchase plan increasing from $3 million in fiscal 2006 to $10 million in fiscal 2007. This increase was offset by the repurchase of shares of the Company's common stock. In fiscal 2006, the Company repurchased $19 million of common stock (1,253,008 shares, at an average price of $14.94 per share). In fiscal 2007, the Company repurchased $22 million of common stock (708,666 shares, at an average price of $30.88 per share).

If the Company continues to generate cash flow from operating activities, the Company may continue to repurchase shares of its common stock on the open market, if authorized by the Company's Board of Directors, or seek to identify other businesses to acquire. In June 2006, the Board of Directors increased the number of shares authorized to be repurchased over the life of the repurchase program by an additional 1,500,000 shares to 12,150,000 shares, as adjusted for three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006. The Company has historically used cash provided by operating activities and from the exercise of stock options to repurchase stock. The Company may use some of the $15 million of cash on the balance sheet at March 31, 2007 to repurchase additional shares of stock.

Fiscal 2006 Compared to Fiscal 2005

Net cash flow used in financing activities increased from $14 million in fiscal 2005 to $16 million in fiscal 2006. The increase in cash flow used in financing activities was primarily due to the increased amount spent to repurchase shares of the Company's common stock. In fiscal 2005, the Company repurchased $17 million of common Stock (1,037,580 shares, at an average price of $16.58 per share). In fiscal 2006, the Company repurchased $19 million of Common Stock (1,253,008 shares, at an average price of $14.94 per share). Cash proceeds from the Company's stock option and employee stock purchase plan were $3 million in both fiscal 2005 and fiscal 2006. If the Company continues to generate cash flow from operating activities, the Company may continue to repurchase shares of its common stock on the open market, if authorized by the Company's Board of Directors, or seek to identify other businesses to acquire.

Contractual Obligations

The following table set forth our contractual obligations at March 31, 2007, which are future minimum lease payments due under non-cancelable operating leases:

		For the Fiscal Years Ended March 31:			
	Total	2008	2009 — 2010	2011 — 2012	After 2012
Operating Leases	$33,649,000	$11,141,000	$14,911,000	$6,466,000	$1,131,000

Inflation. The Company experiences pricing pressures in the form of competitive prices. The Company is also impacted by rising costs for certain inflation-sensitive operating expenses such as labor and employee benefits, and facility leases. However, the Company generally does not believe these impacts are material to its revenues or net income.

Off-Balance Sheet Arrangements

The Company is not a party to off-balance sheet arrangements as defined by the Securities and Exchange Commission. However, from time to time the Company enters into certain types of contracts that contingently require the Company to indemnify parties against third-party claims. The contracts primarily relate to: (i) certain contracts to perform services, under which the Company may provide customary indemnification to the purchases of such services; (ii) certain real estate leases, under which the Company may be required to indemnify property owners for environmental and other liabilities, and other claims arising from the Company's use of the applicable premises; and (iii) certain agreements with the Company's officers, directors and employees, under which the Company may be required to indemnify such persons for liabilities arising out of their relationship with the

Company. Additionally, the Company, as noted above, may pay an additional $2.5 million on the purchase of Hazelrigg and an additional $3.0 million on the purchase of Schaffer contingent upon certain performance criteria being met.

The terms of such obligations vary by contract and in most instances a specific or maximum dollar amount is not explicitly stated therein. Generally, amounts under these contracts cannot be reasonably estimated until a specific claim is asserted. Consequently, no liabilities have been recorded for these obligations on the Company's balance sheets for any of the periods presented.

Critical Accounting Policies

The SEC defines critical accounting policies as those that require application of management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note A to the Consolidated Financial Statements. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States of America, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting an available alternative would not produce a materially different result.

We have identified the following accounting policies as critical to us: 1) revenue recognition, 2) cost of revenues, 3) allowance for uncollectible accounts, 4) goodwill and long-lived assets, 5) accrual for self-insured costs, 6) accounting for income taxes, and 7) share-based compensation.

Revenue Recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and, to a lesser extent, on a percentage of savings achieved for the Company's customers. We generally recognize revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. We reduce revenue for estimated contractual allowances and record any amounts invoiced to the customer in advance of service performance as deferred revenue.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services. Local managed and incurred IT costs are charged to cost of revenues whereas the costs incurred and managed at the corporate offices are charged to general and administrative expense.

Allowance for Uncollectible Accounts: The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customers' current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible.

We must make significant management judgments and estimates in determining contractual and bad debt allowances in any accounting period. One significant uncertainty inherent in our analysis is whether our past experience will be indicative of future periods. Although we consider future projections when estimating contractual and bad debt allowances, we ultimately make our decisions based on the best information available to us at that time. Adverse changes in general economic conditions or trends in reimbursement amounts for our services could affect our contractual and bad debt allowance estimates, collection of accounts receivable, cash flows, and results of operations.

There has been no material change in the net reserve balance during the past three fiscal years. No one customer accounted for 10% or more of accounts receivable at March 31, 2005, 2006, and 2007.

Goodwill and Long-Lived Assets: Goodwill arising from business combinations represents the excess of the purchase price over the estimated fair value of the net assets of the acquired business. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is tested annually for impairment or more frequently if circumstances indicate the potential for impairment. Also, management tests for impairment of its intangible assets and long-lived assets on an ongoing basis and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's impairment is conducted at a company-wide level. The measurement of fair value is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. In projecting the Company's cash flows, management considers industry growth rates and trends and cost structure changes. Based on its tests and reviews, no impairment of its goodwill, intangible assets or other long-lived assets existed at March 31, 2007. However, future events or changes in current circumstances could affect the recoverability of the carrying value of goodwill and long-lived assets. Should an asset be deemed impaired, an impairment loss would be recognized to the extent the carrying value of the asset exceeded its estimated fair market value.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Accounting for Income Taxes: The Company provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the Company's current and past performance, the market environment in which the Company operates, tax planning strategies and the length of carry-forward periods for loss carry-forwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the company provides for income tax issues not yet resolved with federal, state and local tax authorities.

Share-Based Compensation: Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment," which establishes accounting for equity instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to April 1, 2006, the Company accounted for share-based compensation to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The Company elected to employ the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

For the year ended March 31, 2007, the Company recorded share-based compensation expense of $1,258,000. Share-based compensation expense recognized in fiscal 2007 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information presented for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

For the fiscal year ended March 31, 2007, the Company's adoption of SFAS No. 123R reduced the Company's income before taxes by $1,258,000 and net income was reduced by $767,000. Basic and diluted earnings per share were each reduced by $0.05 for the year ended March 31, 2007. The adoption of SFAS No. 123R did not affect cash flow.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's term, and the Company's expected annual dividend yield. The Company's management believes that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of the Company's stock options granted in fiscal 2007. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards.

The key input assumptions that were utilized in the valuation of the stock options granted during the fiscal year ended March 31, 2007 are summarized in the table below.

Expected option term(1)	4.8 to 5.0 years
Expected volatility(2)	38% to 40%
Risk-free interest rate(3)	4.6% to 4.9%
Expected annual dividend yield	0%

(1) The expected option term is based on the Company's historical experience.

(2) Expected volatility represents a combination of historical stock price volatility and estimated future volatility.

(3) The risk-free interest rate is based on the implied yield on five year United States Treasury bills on the date of grant.

Recently Issued Accounting Standards

In June 2006, the FASB issued Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes". This standard creates a comprehensive model to address accounting for uncertainty in tax positions. FIN No. 48, clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized for financial statements. FIN No. 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 will be effective for fiscal periods beginning after December 15, 2006. The Company adopted FIN No. 48 as of April 1, 2007. Management is currently evaluating the statement to determine what, if any, impact it will have on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and the interim periods within those years. The Company is currently analyzing the effects of adopting SFAS 157.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of fiscal years after November 15, 2007. The Company is currently evaluating the impact that SFAS 159 will have on its consolidated financial position, results of operations, and cash flows as of its adoption in fiscal 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
CorVel Corporation

We have audited the accompanying consolidated balance sheet of CorVel Corporation (the "Company") as of March 31, 2007, and the related statements of income, stockholders' equity, and cash flows for year then ended. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule for the year ended March 31, 2007. We also have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting, that the Company did not maintain effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

- The Company did not maintain an effective control environment. Specifically, (i) the Company did not ensure that the Board of Directors' committees evaluated its performance against the functions mandated by their associated charters, (ii) the lines of responsibilities within the Company's accounting and reporting function do not support adequate control over financial reporting, (iii) the Company did not maintain sufficient anti-fraud controls, such as an effective independent whistleblower program, effective human resource procedures, such as background investigations and consistent performance reviews for key personnel, effective communication regarding performance expectations and ensuring adequate understanding and reinforcement of the code of conduct and (iv) the Company failed to maintain a sufficient complement of skilled personnel in the areas of accounting and financial reporting.

- The Company did not maintain proper segregation of duties. Specifically, proper segregation of duties affecting expenditures, accounts payable, payroll and cash disbursements was not maintained. Our audit identified multiple instances where various employees were responsible for initiating, recording, and/or approving transactions, as well as custody of assets.

- Effective controls over income tax accounting were not maintained by the Company. Specifically, controls were not designed and in place to ensure that: (i) calculations, assumptions, exposures, estimates, and disclosures were properly reviewed, (ii) temporary and permanent book to tax differences were properly identified, (iii) deferred tax assets were recoverable, (iv) all tax-related accounts, including the income tax provision rates and pre-tax income, were properly reconciled to the trial balance and tax returns, (v) all quarterly tax payments were accurately tracked and recorded, and (vi) accounting personnel possessed sufficient knowledge with respect to U.S. Generally Accepted Accounting Principles in this area.

- The Company did not maintain enough skilled accounting resources supporting the financial close and reporting processes to ensure (i) changes and entry to spreadsheets utilized in the financial reporting process were properly reviewed, (ii) significant estimates and judgments were adequately supported, reviewed, approved and evaluated against actual experiences, (iii) effective and timely analysis and reconciliation of significant accounts, and (iv) a proper review of period close entries and procedures.

- The Company did not maintain adequate controls to ensure the proper inclusion of out-of-period invoices with respect to goods and services received, and therefore, the completeness of accounts payable.

- The Company did not maintain adequate controls to ensure that compensation expense associated with stock option grants was recognized in a manner consistent with the performance conditions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment." Additionally, detective controls over certain inputs made into the Company's stock option accounting software did not operate effectively.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the Company's 2007 consolidated financial statements and does not affect our report on such financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2007, and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related 2007 information in the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Furthermore, in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

As discussed in Note A to the consolidated financial statements, on April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-based Payment."

/s/ HASKELL & WHITE LLP

Irvine, California
June 14, 2007

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
CorVel Corporation

We have audited the accompanying consolidated balance sheet of CorVel Corporation (the Company) as of March 31, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for of the years ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CorVel Corporation as of March 31, 2006, and the consolidated results of its operations and its consolidated cash flows for the years ended March 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II for the years ended March 31, 2006 and 2005 of CorVel Corporation is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Portland, Oregon
June 28, 2006

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended March 31,		
	2005	2006	2007
REVENUES	$291,000,000	$266,504,000	$274,581,000
Cost of revenues	246,341,000	221,060,000	208,746,000
Gross profit	44,659,000	45,444,000	65,835,000
General and administrative	28,144,000	29,590,000	35,383,000
Income before income tax provision	16,515,000	15,854,000	30,452,000
Income tax provision	6,358,000	6,101,000	11,876,000
NET INCOME	$ 10,157,000	$ 9,753,000	$ 18,576,000
Net income per share:			
Basic	$ 0.65	$ 0.67	$ 1.32
Diluted	$ 0.64	$ 0.67	$ 1.30
Weighted average shares outstanding:			
Basic	15,629,000	14,534,000	14,070,000
Diluted	15,780,000	14,592,000	14,268,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2006	March 31, 2007
ASSETS		
Current Assets		
Cash and cash equivalents	$ 14,206,000	$ 15,020,000
Accounts receivable (less allowance for doubtful accounts of $3,487,000 in 2006 and $3,510,000 in 2007)	39,521,000	41,027,000
Prepaid expenses and taxes	2,221,000	3,090,000
Deferred income taxes	4,521,000	5,150,000
Total current assets	60,469,000	64,287,000
Property and equipment, net	26,459,000	24,864,000
Goodwill	12,620,000	22,341,000
Other intangible assets	—	1,970,000
Non-current deferred income taxes and other assets	550,000	306,000
	$ 100,098,000	$ 113,768,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts and taxes payable	$ 13,712,000	$ 13,418,000
Accrued liabilities	12,160,000	15,851,000
Total current liabilities	25,872,000	29,269,000
Deferred income taxes	6,190,000	5,302,000
Commitments and Contingencies (Notes H, K,and L)		
Stockholders' Equity		
Common stock, $.0001 par value: 30,000,000 shares authorized; 24,776,080 (14,125,350, net of Treasury shares) and 25,320,089 shares (13,960,693, net of the Treasury shares) issued and outstanding in 2006 and 2007, respectively	2,000	3,000
Paid-in capital	61,084,000	75,554,000
Treasury stock, at cost (10,650,730 shares in 2006 and 11,359,397 shares in 2007)	(132,205,000)	(154,091,000)
Retained earnings	139,155,000	157,731,000
Total stockholders' equity	68,036,000	79,197,000
	$ 100,098,000	$ 113,768,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Fiscal Years Ended March 31, 2005, 2006, and 2007

	Common Shares	Stock Amount	Paid-in-Capital	Treasury Shares	Treasury Stock	Retained Earnings	Total Shareholders' Equity
Balance — March 31, 2004	24,244,656	$2,000	$54,008,000	(8,360,142)	$ (96,281,000)	$119,245,000	$ 76,974,000
Stock issued under employee stock purchase plan	73,325	—	1,043,000	—	—	—	1,043,000
Stock issued under stock option plan, net of shares repurchased	189,517	—	1,746,000	—	—	—	1,746,000
Income tax benefits from stock option exercises	—	—	873,000	—	—	—	873,000
Purchase of treasury stock	—	—	—	(1,037,580)	(17,200,000)	—	(17,200,000)
Net income	—	—	—	—	—	10,157,000	10,157,000
Balance — March 31, 2005	24,507,498	2,000	57,670,000	(9,397,722)	(113,481,000)	129,402,000	73,593,000
Stock issued under employee stock purchase plan	52,647	—	658,000	—	—	—	658,000
Stock issued under stock option plan, net of shares repurchased	215,936	—	2,337,000	—	—	—	2,337,000
Income tax benefits from stock option exercises	—	—	419,000	—	—	—	419,000
Purchase of treasury stock	—	—	—	(1,253,008)	(18,724,000)	—	(18,724,000)
Net income	—	—	—	—	—	9,753,000	9,753,000
Balance — March 31, 2006	24,776,081	2,000	61,084,000	(10,650,730)	(132,205,000)	139,155,000	68,036,000
Stock split in the form of 50% stock dividend	—	1,000	(1,000)	—	—	—	—
Stock issued under employee stock purchase plan	14,896	—	371,000	—	—	—	371,000
Stock issued under stock option plan, net of shares repurchased	529,113	—	9,250,000	—	—	—	9,250,000
Income tax benefits from stock option exercises	—	—	3,592,000	—	—	—	3,592,000
Stock-based compensation expense	—	—	1,258,000	—	—	—	1,258,000
Purchase of treasury stock	—	—	—	(708,667)	(21,886,000)	—	(21,886,000)
Net income	—	—	—	—	—	18,576,000	18,576,000
Balance — March 31, 2007	25,320,090	$3,000	$75,554,000	(11,359,397)	$(154,091,000)	$157,731,000	$ 79,197,000

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended March 31,		
	2005	2006	2007
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 10,157,000	$ 9,753,000	$ 18,576,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	11,085,000	10,940,000	10,122,000
Loss on write down or disposal of property or capitalized software	238,000	26,000	382,000
Stock-based compensation expense	—	—	1,258,000
Tax benefits from stock option exercises	873,000	419,000	—
Provision for doubtful accounts	2,355,000	3,713,000	2,639,000
Provision (benefit) for deferred income taxes	1,787,000	(1,474,000)	(1,517,000)
Changes in operating assets and liabilities:			
Accounts receivable	(2,428,000)	2,377,000	(3,045,000)
Prepaid expenses and taxes	1,472,000	1,670,000	(869,000)
Other assets	76,000	(147,000)	397,000
Accounts and taxes payable	1,528,000	1,419,000	(294,000)
Accrued liabilities	(788,000)	48,000	2,343,000
Net cash provided by operating activities	26,355,000	28,744,000	29,992,000
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	(80,000)	—	(11,972,000)
Purchases of property and equipment	(11,560,000)	(7,754,000)	(8,533,000)
Net cash used in investing activities	(11,640,000)	(7,754,000)	(20,505,000)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from employee stock purchase plan	1,043,000	658,000	371,000
Proceeds from exercise of stock options	1,746,000	2,337,000	9,250,000
Tax benefits from stock option exercises	—	—	3,592,000
Purchase of treasury stock	(17,200,000)	(18,724,000)	(21,886,000)
Net cash used in financing activities	(14,411,000)	(15,729,000)	(8,673,000)
Net increase in cash and cash equivalents	304,000	5,261,000	814,000
Cash and cash equivalents at beginning of year	8,641,000	8,945,000	14,206,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 8,945,000	$ 14,206,000	$ 15,020,000
Non-cash items:			
Income taxes paid	$ 2,711,000	$ 6,624,000	$ 9,736,000
Interest expense	$ 3,000	$ 1,000	—

See accompanying notes to consolidated financial statements.

CORVEL CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2007

Note A — Summary of Significant Accounting Policies

Organization: CorVel Corporation (CorVel or the Company), incorporated in Delaware in 1987, provides services and programs nationwide that are designed to enable insurance carriers, third party administrators and employers with self-insured programs to administer, manage and control the cost of workers' compensation and other healthcare benefits.

Basis of Presentation: The consolidated financial statements include the accounts of CorVel and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conforming with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, accrual for income taxes, and accrual for self-insurance reserves.

Cash and Cash Equivalents: Cash and cash equivalents consist of short-term highly-liquid investments with maturities of 90 days or less when purchased.

Fair Value of Financial Instruments: The carrying amounts of the Company's financial instruments (i.e. cash, accounts receivable, accounts payable, etc.) approximate their fair values at March 31, 2006 and 2007.

Revenue Recognition: The Company's revenues are recognized primarily as services are rendered based on time and expenses incurred. A certain portion of the Company's revenues are derived from fee schedule auditing which is based on the number of provider charges audited and on a percentage of savings achieved for the Company's customers. We generally recognize revenue when there is persuasive evidence of an arrangement, the services have been provided to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. We reduce revenue for estimated contractual allowances and record any amounts invoiced to the customer in advance of service performance as deferred revenue.

Accounts Receivable: The majority of the Company's accounts receivable is due from companies in the property and casualty insurance industries. Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are due within 30 days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable, along with sales adjustments, to cost of revenues when they become uncollectible. Accounts receivable includes $2,883,000 and $3,020,000 of unbilled receivables at March 31, 2006 and 2007, respectively. Unbilled receivables represent the revenue for the work performed for which has not yet been invoiced to the customer. Unbilled receivables are generally invoiced within the following month. No one customer accounted for 10% or more of accounts receivable at March 31, 2006, and 2007.

Concentrations of Credit Risk: The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. No single customer accounted for more than 10% of accounts receivable in 2006 or 2007. Substantially all of the Company's customers are payors of workers compensation expense and property and casualty insurance and are insurance companies, third party administrators, self-insured employers and government entities. Receivables are generally due within 30 days. Credit losses relating to customers in the workers' compensation insurance industry consistently have been within management's expectations. Virtually all of the Company's cash is invested in financial institutions in amounts which exceed the FDIC insurance levels.

Note A — Summary of Significant Accounting Policies — (Continued)

Property and Equipment: Additions to property and equipment are recorded at cost. The Company provides for depreciation on property and equipment using the straight-line method by charges to operations in amounts that allocate the cost of depreciable assets over their estimated lives as follows:

Asset Classification	Estimated Useful Life
Leasehold Improvements	The shorter of five years or the life of lease
Furniture and Equipment	Five to seven years
Computer Hardware	Three to five years
Computer Software	Three to five years

The Company capitalized software development costs intended for internal use. The Company accounts for internally developed software costs in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Capitalized software development costs, intended for internal use, totaled $9,057,000 (net of $21,999,000 in accumulated amortization) and $6,897,000, (net of $25,570,000 in accumulated amortization) as of March 31, 2006 and 2007, respectively. These costs are included in computer software in property and equipment and are amortized over a period of five years.

Long-Lived Assets: The carrying amount of all long-lived assets is evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets and the projected, undiscounted cash flows of the operations in which the long-lived assets are deployed.

Goodwill: The Company accounts for its business combinations in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," which requires that the purchase method of accounting be applied to all business combinations and addresses the criteria for initial recognition of intangible assets and goodwill. In accordance with SFAS No. 142, "Goodwill and Other Intangibles", goodwill and other intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if circumstances indicate the possibility of impairment. If the carrying value of goodwill or an intangible asset exceeds its fair value, an impairment loss shall be recognized. The Company's goodwill impairment test is conducted company-wide and the fair value is compared to its carrying value. The measurement of fair value is based on an evaluation of future discounted cash flows and is further tested using a multiple of earnings approach. For all years presented, the Company's tests indicated that no impairment existed and, accordingly, no loss has been recognized. Goodwill amounted to $12,620,000, (net of accumulated amortization of $2,069,000) at March 31, 2006 and $22,341,000, (net of accumulated amortization of $2,069,000) at March 31, 2007.

Cost of revenues: Cost of services consists primarily of the compensation and fringe benefits of field personnel, including managers, medical bill analysts, field case managers, telephonic case managers, systems support, administrative support and account managers and account executives and related facility costs including rent, telephone and office supplies. Historically, the costs associated with these additional personnel and facilities have been the most significant factor driving increases in the Company's cost of services.

Accrual for Self-insurance Costs: The Company self-insures for the group medical costs and workers' compensation costs of its employees. The Company purchases stop loss insurance for large claims. Management believes that the self-insurance reserves are appropriate; however, actual claims costs may differ from the original estimates requiring adjustments to the reserves. The Company determines its estimated self-insurance reserves based upon historical trends along with outstanding claims information provided by its claims paying agents.

Accounting for Income Taxes: The Company provides for income taxes in accordance with provisions specified in SFAS No. 109, "Accounting for Income Taxes." Accordingly, deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities. These differences will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. The ultimate realization of deferred tax

Note A — Summary of Significant Accounting Policies — (Continued)

assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. In making an assessment regarding the probability of realizing a benefit from these deductible differences, management considers the company's current and past performance, the market environment in which the company operates, tax planning strategies and the length of carryforward periods for loss carryforwards, if any. Valuation allowances are established when necessary to reduce deferred tax assets to amounts that are more likely than not to be realized. Further, the company provides for income tax issues not yet resolved with federal, state and local tax authorities.

Share-Based Compensation: Prior to fiscal 2007, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company adopted the provisions of SFAS No. 123R, "Share-Based Payment" on April 1, 2006. The Company elected to employ the modified prospective transition method and, accordingly, financial statement amounts for prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

Earnings Per Share: Earnings per common share-basic is based on the weighted average number of common shares outstanding during the period. Earnings per common shares-diluted are based on the weighted average number of common shares and common share equivalents outstanding during the period. In calculating earnings per share, earnings are the same for the basic and diluted calculations. Weighted average shares outstanding increased for diluted earnings per share due to the effect of stock options.

The difference between the basic shares and the diluted shares for each of the three fiscal years ended March 31, 2005, 2006, and 2007 is as follows:

	Fiscal 2005	Fiscal 2006	Fiscal 2007
Basic weighted shares	15,629,000	14,534,000	14,070,000
Treasury stock impact of stock options	151,000	58,000	198,000
Diluted weighted shares	15,780,000	14,592,000	14,268,000

All share numbers shown above have been adjusted to reflect the three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders on record on November 20, 2006. During fiscal year 2007, a weighted average of 501,000 options were excluded from the weighted shares calculation because the option prices were below the average fair market value of the stock during the year.

Stock Split in the form of a stock dividend: In fiscal 2007, the Company declared a three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders on record on November 20, 2006. All share and per share numbers in this Form 10-K has been adjusted to reflect this stock split. On December 8, 2006, the Company issued an additional 8,369,598 shares as a result of the stock split.

Recent Accounting Pronouncements: In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes". This standard creates a comprehensive model to address accounting for uncertainty in tax positions. FIN No. 48, clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized for financial statements. FIN No. 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN No. 48 will be effective for fiscal periods beginning after December 15, 2006. The Company adopted FIN No. 48 as of April 1, 2007. Management is currently evaluating the statement to determine what, if any, impact it will have on the Company's consolidated financial statements for fiscal 2008.

Note A — Summary of Significant Accounting Policies — (Continued)

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157), which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and the interim periods within those years. The Company is currently analyzing the effects of adopting SFAS 157.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115* ("SFAS 159"), which permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective as of the beginning of fiscal years after November 15, 2007. The Company is currently evaluating the impact that SFAS 159 will have on its consolidated financial position, results of operations, and cash flows as of its adoption in fiscal 2008.

Note B — Stock Options and Stock Based Compensation

Under the Company's Restated Omnibus Incentive Plan (Formerly The Restated 1988 Executive Stock Option Plan) ("the Plan") as in effect at March 31, 2007, options for up to 9,682,500 shares (adjusted for the three-for-two stock split in the form of a 50% stock dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006) of the Company's common stock may be granted to key employees, non-employee directors and consultants at excerise prices not less than 85% of the fair market value of the stock at the date of grant as determined by the Board. Options granted under the Plan may be either incentive stock options or non-statutory stock options and options granted generally vest 25% one year from date of grant and the remaining 75% vesting ratably each month for the next 36 months. The options granted to employees and the board of directors expire at the end of five years and ten years from the date of grant, respectively. Prior to fiscal year 2007, the Company had not granted any performance-based stock options under the Plan. In May 2006, however, the Company granted 149,000 options at fair market value at the date of grant, which will only vest if the Company attains certain earnings per share targets, as established by the Company's Board of Directors, for calendar years 2008, 2009, and 2010. The Company's current operating results are below the targets established by the Board of Directors. There is no guarantee that the Company will achieve these targets in order for the options to vest. The Company has historically issued new shares to satisfy option exercises as opposed to issuing shares from treasury stock.

Note B — Stock Options and Stock Based Compensation — (Continued)

All options granted in the three fiscal years ended March 31, 2005, 2006, 2007 were granted at fair market value and are non-statutory stock options. Summarized information for all stock options for the past three fiscal year follows:

	2005	2006	2007
Options outstanding — beginning of the year	1,491,712	1,454,831	1,269,723
Options granted	218,625	233,100	495,175
Options exercised	(198,684)	(228,654)	(543,614)
Options cancelled/forfeited	(56,822)	(189,554)	(200,143)
Options outstanding — end of year	1,454,831	1,269,723	1,021,141
During the year, weighted average exercised price of:			
Options granted	$ 15.60	$ 13.65	$ 20.07
Options exercised	$ 9.87	$ 11.31	$ 18.31
Options forfeited	$ 21.25	$ 16.78	$ 18.53
At the end of the year			
Price range of outstanding options	$5.67-$25.83	$6.81-$25.83	$6.81-$47.70
Weighted average exercise price per share	$ 16.86	$ 17.28	$ 17.84
Options available for future grants	949,301	892,254	1,347,023
Exercisable options	960,527	807,306	315,713

Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123R, "Share-Based Payment," which establishes accounting for share-based instruments exchanged for employee services. Under the provisions of SFAS No. 123R, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Prior to April 1, 2006, the Company accounted for share-based compensation to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company also followed the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." The Company elected to employ the modified prospective transition method as provided by SFAS No. 123R and, accordingly, financial statement amounts for the prior periods presented have not been restated to reflect the fair value method of expensing share-based compensation.

For the year ended March 31, 2007, the Company recorded share-based compensation expense of $1,258,000. The table below shows the amounts recognized in the financial statements for the fiscal year ended March 31, 2007.

	Fiscal 2007
Cost of revenue	$ 657,000
General and administrative	601,000
Total cost of stock-based compensation included in income before income tax	1,258,000
Amount of income tax benefit recognized	490,000
Amount charged to net income	$ 768,000
Effect on basic earnings per share	$ .05
Effect on diluted earnings per share	$ .05

Note B — Stock Options and Stock Based Compensation — (Continued)

The stock compensation expense did not include the cost of the performance based options noted above as the Company is presently not achieving the targeted earnings per share performance. If the Company achieves the earnings per share targets in calendar years 2008, 2009, and 2010, the Company will recognize the related expense, based upon the fair values on the date of grant, during the period when it is determined that it is probable that the performance options will be earned.

The adoption of SFAS No. 123R did not affect cash flow.

Share-based compensation expense recognized in fiscal 2007 is based on awards ultimately expected to vest; therefore, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the pro forma information presented for periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred.

The Company records compensation expense for employee stock options based on the estimated fair value of the options on the date of grant using the Black-Scholes option-pricing model with the assumptions included in the table below. The Company uses historical data among other factors to estimate the expected volatility, the expected option life, and the expected forfeiture rate. The risk-free rate is based on the interest rate paid on a U.S. Treasury issue with a term similar to the estimated life of the option. During fiscal 2007 based upon the historical experience of options cancellations, the Company used estimated forfeiture rates ranging from 6.3% to 8.9%. Forfeiture rates will be adjusted over the requisite service period when actual forfeitures differ, or are expected to differ, from the estimate.

The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for fiscal years ending March 31, 2005, 2006 and 2007:

	Fiscal 2005	Fiscal 2006	Fiscal 2007
Expected volatility	38%	38%	38% to 40%
Risk free interest rate	3.4%	4.0%	4.6% to 4.9%
Dividend yield	0.0%	0.0%	0.0%
Weighted average option life	4.7 years	4.7 years	4.8 — 5.0 years

For purposes of pro forma disclosures under SFAS 123 for the fiscal year ended March 31, 2007, the estimated fair of share-based awards was assumed to be amortized to expense over the vesting period of the award. There is no pro forma presentation for the fiscal year ended March 31, 2007, as the Company adopted SFAS 123R as of April 1, 2006, as discussed above. The following table illustrates the effect on net income had the Company applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by SFAS 148, "Accounting for Stock-Based Compensation — Transition and Disclosure" ("SFAS 148") for the fiscal years ended March 31, 2005 and March 31, 2006:

	Fiscal 2005	Fiscal 2006
Net income as reported	$10,157,000	$9,753,000
Add back: Stock based compensation costs charged to expense	—	—
Deduct: Stock based employee compensation cost, net of taxes	(1,022,000)	(764,000)
Pro forma net income	$ 9,135,000	$8,989,000
Earnings per share — basic		
As reported	$ 0.65	$ 0.67
Pro forma	$ 0.58	$ 0.62
Earnings per share — diluted		
As reported	$ 0.64	$ 0.67
Pro forma	$ 0.58	$ 0.62

Note B — Stock Options and Stock Based Compensation — (Continued)

The following table summarizes the status of stock options outstanding and exercisable at March 31, 2007:

Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life	Outstanding Options — Weighted Average Exercise Price	Exercisable Options — Number of Exercisable Options	Exercisable Options — Weighted Average Exercise Price
$6.81 to $14.76	282,822	3.27	$12.58	102,368	$11.31
$15.55 to $15.79	307,141	4.37	15.75	21,793	15.73
$16.67 to $23.55	295,896	3.64	19.57	172,430	20.39
$25.83 to $47.70	135,282	4.07	29.84	19,122	25.83
Total	1,021,141	3.81	$17.84	315,713	$17.45

A summary of the status for all outstanding options at March 31, 2006 and March 31, 2007, and changes during the fiscal year then ended is presented in the table below:

	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value as of March 31, 2007
Options outstanding, beginning	1,269,723	$17.28		
Granted	495,175	20.07		
Exercised	(543,614)	18.31		
Cancelled — forfeited	(52,107)	23.79		
Cancelled — expired	(148,036)	16.71		
Options outstanding, ending	1,021,141	$17.84	3.81	$12,770,931
Options vested and expected to vest	912,543	$17.87	3.75	$11,391,039
Ending exercisable	315,713	$17.45	2.75	$ 4,040,040

The weighed average recognition period is 3.05 years. The weighted average valuation of options granted during fiscal 2005, 2006, and 2007 was $4.99, $4.40, and $8.38, respectively. The total intrinsic value of options exercised during fiscal year 2007 was $7,565,000. At March 31, 2007 compensation costs related to unvested options not yet recognized was $4,707,000.

The Company recognized $9,250,000 of cash receipts and $2,950,000 of tax benefits from the exercise of stock options from fiscal 2007. Unvested options at March 31, 2006 were 462,417. Vested options at March 31, 2006 were 807,306. 495,175 options were granted during fiscal 2007. Vested options at March 31, 2007 were 315,713. Unvested options at March 31, 2007 were 705,428.

Prior to the adoption of SFAS 123R, the Company presented the tax benefit of all tax deductions resulting for the exercise of stock options and restricted stock awards as operating activities in the Consolidated Statements of Cash Flows. SFAS 123R requires the benefits of tax deductions in excess of grant-date fair value be reported as a financing activity, rather than an operating activity.

Note C — Property and Equipment

Property and equipment consists of the following at March 31, 2006 and 2007:

	2006	2007
Office equipment and computers	$ 44,466,000	$ 42,641,000
Computer software	37,565,000	39,997,000
Leasehold improvements	3,832,000	4,034,000
	85,863,000	86,672,000
Less: accumulated depreciation and amortization	(59,404,000)	(61,808,000)
	$ 26,459,000	$ 24,864,000

Note D — Accrued Liabilities

Accrued liabilities consist of the following at March 31, 2006 and 2007:

	2006	2007
Payroll taxes and related benefits	$ 6,859,000	$ 9,088,000
Self-insurance accruals	3,644,000	3,620,000
Other	1,657,000	3,143,000
	$12,160,000	$15,851,000

Note E — Income Taxes

The income tax provision consists of the following for the three years ended March 31, 2005, 2006 and 2007:

	2005	2006	2007
Current — Federal	$4,155,000	$ 6,822,000	$12,260,000
Current — State	416,000	753,000	1,133,000
Subtotal	4,571,000	7,575,000	13,393,000
Deferred — Federal	1,624,000	(1,340,000)	(1,379,000)
Deferred — State	163,000	(134,000)	(138,000)
Subtotal	1,787,000	(1,474,000)	(1,517,000)
	$6,358,000	$ 6,101,000	$11,876,000

The following is a reconciliation of the income tax provision from the statutory federal income tax rate to the effective rate for the three years ended March 31, 2005, 2006 and 2007:

	2005	2006	2007
Income taxes at federal statutory rate (35)%	$5,780,000	$5,549,000	$10,659,000
State income taxes, net of federal benefit	662,000	552,000	646,000
Other	(84,000)	—	571,000
	$6,358,000	$6,101,000	$11,876,000

Income taxes paid totaled $2,711,000, $6,624,000 and $9,736,000 for the years ended March 31, 2005, 2006, and 2007, respectively.

Deferred income taxes at March 31, 2006 and 2007 are:

	2006	2007
Deferred income tax assets:		
Accrued liabilities not currently deductible	$ 2,995,000	$ 3,470,000
Allowance for doubtful accounts	1,343,000	1,369,000
Other	183,000	311,000
Deferred assets	4,521,000	5,150,000
Deferred income tax liabilities		
Excess of book over tax basis of fixed assets	(5,362,000)	(4,097,000)
Other	(828,000)	(1,205,000)
Deferred liabilities	(6,190,000)	(5,302,000)
Net deferred tax liability	$(1,669,000)	$ (152,000)

Prepaid expenses and taxes include $1,162,000 and $954,000 at March 31, 2006 and March 31, 2007, respectively, for income taxes due in the first quarter of the succeeding fiscal year.

Note F — Employee Stock Purchase Plan

The Company maintains an Employee Stock Purchase Plan ("ESPP") which was amended by approval of the Company's stockholders in September 2005 to allow employees of the Company and its subsidiaries to purchase shares of common stock on the last day of two six-month purchase periods (i.e. March 31 and September 30) at a purchase price which is 95% of the closing sale price of shares as quoted on NASDAQ on the last day of such purchase period. Prior to the purchase period beginning October 1, 2005, the purchase price was equal to 85% of the closing sale price of shares as quoted on NASDAQ on the first or last day of the purchase period, whichever was lower. In September 2005, the shareholders approved to amend the plan to the purchase price formula noted above. Employees are allowed to contribute up to 20% of their gross pay. A maximum of 1,425,000 shares has been authorized for issuance under the ESPP, as amended, as adjusted for the three-for-two stock split in the form of a 50% dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006. As of March 31, 2007, 1,145,081 shares had been issued pursuant to the ESPP. Summarized ESPP information is as follows:

	2005	2006	2007
Employee contributions	$1,043,000	$658,000	$371,000
Shares acquired	73,325	52,647	14,896
Average purchase price	$ 14.22	$ 12.50	$ 24.91

In accordance with FASB Technical Bulletin 97-1, the fiar value of this stock purchase plan has been included in the pro forma disclosures contained in Note A, Stock Based Compensation Plans.

Note G — Treasury Stock

During each of the three fiscal years in the period ended March 31, 2007, the Company continued to repurchase shares of its common stock under a plan originally approved by the Company's Board of Directors in 1996. Including an expansion authorized in June 2006, the total number of shares authorized to be repurchased is 12,150,000 shares, as adjusted for the three-for-two stock split in the form of a 50% dividend distributed on December 8, 2006 to shareholders of record on November 20, 2006. Purchases may be made from time to time depending on market conditions and other relevant factors. The share repurchases for fiscal years ended March 31, 2005, 2006 and 2007 and cumulative since inception of the authorization are as follows:

	2005	2006	2007	Cumulative
Shares repurchased	1,037,580	1,253,008	708,667	11,359,397
Cost	$17,200,000	$18,724,000	$21,886,000	$154,091,000
Average price	$ 16.58	$ 14.94	$ 30.88	$ 13.57

The repurchased shares were recorded as treasury stock, at cost, and are available for general corporate purposes. The repurchases were primarily financed from cash generated from operations and from the cash proceeds and income tax benefits from the exercise of stock options.

Note H — Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. Some of these leases contain escalation clauses. Future minimum rental commitments under operating leases at March 31, 2007 are $11,141,000 in fiscal 2008, $8,790,000 in fiscal 2009, $6,121,000 in fiscal 2010, $4,054,000 in fiscal 2011, $2,412,000 in fiscal 2012, $1,131,000 thereafter, and $33,649,000 in the aggregate. Total rental expense of $12,379,000, $12,312,000 and $12,177,000 was charged to operations for the years ended March 31, 2005, 2006, and 2007, respectively. The cost of leasehold improvements are capitalized as incurred and amortized over the life of the lease.

The Company is involved in litigation arising in the normal course of business. Management believes that resolution of these matters will not result in any payment that, in the aggregate, would be material to the financial position or results of the operations of the Company.

Note I — Retirement Savings Plan

The Company maintains a retirement savings plan for its employees, which is a qualified plan under Section 401(k) of the Internal Revenue Code. Full-time employees that meet certain requirements are eligible to participate in the plan. Employer contributions are made annually, primarily at the discretion of the Company's Board of Directors. Contributions of $151,000 were charged to operations for the fiscal year ended March 31, 2007. There was no employer contribution for the fiscal years ended March 31, 2005 and March 31, 2006.

Note J — Shareholder Rights Plan

During fiscal 1997, the Company's Board of Directors approved the adoption of a Shareholder Rights Plan. The Shareholder Rights Plan provides for a dividend distribution to CorVel stockholders of one preferred stock purchase right for each outstanding share of CorVel's common stock under certain circumstances. In April 2002, the Board of Directors of CorVel approved an amendment to the Company's existing shareholder rights agreement to extend the expiration date of the rights to February 10, 2012, set the initial price of each right to $118, and enable Fidelity Management & Research Company and its affiliates to purchase up to 18% of the shares of common stock of the Company without triggering the stockholder rights. The limitations under the stockholder rights agreement remain in effect for all other stockholders of the Company. The rights are designed to assure that all shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to encourage a potential acquirer to negotiate with the Board of Directors prior to attempting a takeover. The rights have an exercise price of $118 per right, subject to subsequent adjustment. The rights trade with the Company's common stock and will not be exercisable until the occurrence of certain takeover-related events.

Generally, the Shareholder Rights Plan provides that if a person or group acquires 15% or more of the Company's common stock without the approval of the Board, subject to certain exception, the holders of the rights, other than the acquiring person or group, would, under certain circumstances, have the right to purchase additional shares of the Company's common stock having a market value equal to two times the then-current exercise price of the right. In addition, if the Company is thereafter merged into another entity, or if 50% or more of the Company's consolidated assets or earning power are sold, then the right will entitle its holder to buy common shares of the acquiring entity having a market value equal to two times the then-current exercise price of the right. The Company's Board of Directors may exchange or redeem the rights under certain conditions.

Note K — Acquisitions and Subsequent Event

In December 2006, the Company's wholly owned subsidiary, CorVel Enterprise Comp Inc., entered into an Asset Purchase Agreement with Hazelrigg Risk Management Services, Inc., a California based provider of integrated medical management, claims processing and technology services for workers' compensation clients, and its affiliated companies ("Hazelrigg") to acquire certain assets and liabilities of Hazelrigg, for an initial cash payment of $12 million. The acquisition represented an expansion of CorVel's Enterprise Comp service offering in the Southern California marketplace. The seller of Hazelrigg also has the potential to receive up to an additional $2.5 million in a cash earnout based upon the revenue collected by the Hazelrigg business during the one-year period after consummation of the acquisition, which earnout may be accelerated based upon the occurrence of certain post-acquisition events. The Company completed the acquisition on January 31, 2007 and paid the initial cash payment on that date. The results of the acquired business for the period from February 1, 2007 to March 31, 2007 are included with the Company's results for the quarter and fiscal year ended March 31, 2007.

The following table summarizes the recorded value of the Hazelrigg assets acquired and liabilities assumed at the date of acquisition:

	Life	Amount
Accounts receivable, net		$ 1,100,000
Property and equipment, net		321,000
Covenant not to compete	5 years	250,000
Customer contracts	10 years	500,000
Customer relationships	10 years	500,000
Servicemark	15 years	250,000
TPA license	15 years	500,000
Goodwill		9,899,000
Subtotal		13,320,000
Less: Accounts payable and deferred income		1,348,000
Total		$11,972,000

The following supplemental unaudited pro forma information presents the combined operating results of the Company and the acquired business during fiscals 2006 and 2007, as if the acquisition had occurred at the beginning of each of the periods presented. The pro forma information is based on the historical financial statements of the Company and that of the acquired business. Amounts are not necessarily indicative of the results that may have been attained had the combinations been in effect at the beginning of the periods presented or that may be achieved in the future.

	Fiscal 2006	Fiscal 2007
Pro forma revenue	$281,768,000	$287,955,000
Pro forma income before income taxes	$ 18,550,000	$ 31,389,000
Pro forma net income	$ 11,398,000	$ 19,148,000
Pro forma basic earnings per share	$ 0.78	$ 1.36
Pro forma diluted earnings per share	$ 0.78	$ 1.34

In June 2007, the Company's wholly owned subsidiary, CorVel Enterprise Comp Inc., acquired the 100% of the stock of the The Schaffer Companies Ltd., ("Schaffer") for $12 million. Schaffer is a third party administrator headquartered in Maryland. The acquisition is expected to allow the Company to expand its service capabilities as a third party administrator and provide claims processing services along with patient management services and network solutions services to an increased customer base. The sellers of Schaffer have the potential to receive up to an additional $3 million in a cash earnout based upon the revenue collected by the Schaffer business during the one-year period after completion of the acquisition. The results of Schaffer will be included with the Company's results for the quarter ended June 30, 2007. The Company has not completed the purchase price allocation but will do so prior to the quarter ending June 30, 2007.

Note L — Line of Credit

In March 2005, the Company, upon authorization by its Board of Directors, entered into a credit agreement with a financial institution to provide borrowing capacity of up to $10 million. This agreement expired in September 2005. Management expects to renew the line of credit in June 2007. Borrowings under the expired agreement bore interest, at the Company's option, at a fluctuating LIBOR-based rate plus 1.25% or at the financial institution's prime lending rate. There were no borrowings under the line of credit at March 31, 2005 or during fiscal years ended March 31, 2006 or March 31, 2007.

Note M — Quarterly Results (Unaudited)

The following is a summary of unaudited quarterly results of operations for the two years ended March 31, 2006 and 2007:

	Revenues	Gross Profit	Net Income	Net Income per Basic Common Share	Net Income per Diluted Common Share
Fiscal Year Ended March 31, 2006:					
First Quarter	$70,667,000	$12,004,000	$2,810,000	$.19	$.19
Second Quarter	66,343,000	10,873,000	2,211,000	.15	.15
Third Quarter	63,073,000	10,048,000	1,665,000	.11	.11
Fourth Quarter	66,421,000	12,519,000	3,067,000	.22	.22
Fiscal Year Ended March 31, 2007:					
First Quarter	$69,762,000	$16,327,000	$4,640,000	$.33	$.33
Second Quarter	67,329,000	16,396,000	4,823,000	.34	.34
Third Quarter	66,580,000	15,532,000	3,825,000	.27	.27
Fourth Quarter	70,910,000	17,580,000	5,288,000	.38	.37

Note N — Segment Reporting

The Company derives the majority of its revenues from providing patient management and network solutions services to payors of workers' compensation benefits, automobile insurance claims and health insurance benefits. Patient management services include utilization review, medical case management, and vocational rehabilitation. Network solutions revenues include fee schedule auditing, hospital bill auditing, independent medical examinations, diagnostic imaging review services and preferred provider referral services. In the prior fiscal years, the Company included the revenue from utilization review with network solutions revenues. The revenue mix percentages shown below have been adjusted to include utilization review with the patient management services revenue. The percentages of revenues attributable to patient management and network solutions services for the fiscal years ended March 31, 2005, 2006, and 2007 are listed below.

	Fiscal 2005	Fiscal 2006	Fiscal 2007
Patient management services	44.4%	42.7%	39.1%
Network solutions services	55.6%	57.3%	60.9%
	100.0%	100.0%	100.0%

Under SFAS 131, two or more operating segments may be aggregated into a single operating segment for financial reporting purposes if aggregation is consistent with the objective and basic principles of SFAS 131, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas: 1) the nature of products and services; 2) the nature of the production processes; 3) the type or class of customer for their products and services; and 4) the methods used to distribute their products or provide their services. Each of the Company's regions meet these criteria as they provide the similar services to similar customers using similar methods of productions and similar methods to distribute their services. All of the Company's regions perform both patient management and network solutions services.

Because the Company meets each of the criteria set forth above and each of our regions have similar economic characteristics, the Company aggregates its results of operations in one reportable operating segment.

Note O — Other Intangible Assets

Other intangible assets consist of the following at March 31, 2007:

Item	Life	Cost	Fiscal 2007 Amortization Expense and Accumulated Amortization at March 31, 2007	Cost, Net of Accumulated Amortization at March 31, 2007
Covenant not to compete	5 years	$ 250,000	$ 7,000	$ 243,000
Customer contracts	10 years	500,000	7,000	493,000
Customer relationships	10 years	500,000	7,000	493,000
Servicemark	15 years	250,000	3,000	247,000
TPA license	15 years	500,000	6,000	494,000
Total		$2,000,000	$30,000	$1,970,000

(This page intentionally left blank)

The Care^{MC} healthcare management website is the application platform for all of CorVel's primary services and delivers immediate access to our customers, allowing for electronic communication and reporting between payors, employers, providers and patients.



Search
tp://www.caremc.com/
Friday, Feb
REFERRAL BASKET
Count
Action
27
Open Lost Time Cases
38
New Case Notes
3



My Work



MY TOOLS
Approved for Payment(79)
Customer:
DOI
Provider TaxID
10/3/2003 952741152
710783147

The Care^{MC} Dashboard assists customers to organize important information in the manner they need it. Workflow preferences are displayed on the desktop to keep users up to date on claims activities. The Care^{MC} Dashboard results in more efficiency, less paperwork and improved claims outcomes.

The Bill Review center assures accountability and timeliness by tracking bills from the beginning of a claim until closure. The website provides direct access to eRoster, where customers can review and approve bill payment, print EORs, and view associated documentation in real time.

Claims Browser is the entry point to find all information associated with a claim. Care^{MC} captures, organizes, and processes claims information in accordance with document type. Customers can access real time case notes, claims details, medical bill images and the Treatment Calendar.

The Reporting Center collects real time claims information from multiple sources and manages the data for easy viewing and analysis. With instant access to critical and comprehensive claims information, customers can leverage information to make informed decisions.

Officers and Directors

Board of Directors

Gordon Clemons
Chairman

Steven J. Hamerslag
Director

Alan R. Hoops
Director

R. Judd Jessup
Director

Jeffrey J. Michael
Director

Corporate Officers

Gordon Clemons
Chairman and Chief Executive Officer

Scott McCloud
Chief Financial Officer

Don McFarlane
Chief Information Officer

Sharon O'Connor
Director, Legal Services

Richard Schweppe
Secretary and Director of Finance

Daniel Starck
President and Chief Operating Officer

orporate Information

orporate Address

orVel Corporation
010 Main Street
uite 600
vine, California 92614
elephone: 888.7.CORVEL

Transfer Agent and Registrar

U.S. Stock Transfer Corporation
Glendale, California

Counsel

Dorsey & Whitney, LLP
Irvine, California

Independent Auditors

Haskell & White LLP
Irvine, CA

Stock Symbol

The common stock of CorVel Corporation is traded on the NASDAQ National Market System under the stock symbol CRVL

Form 10K

CorVel Corporation Annua Report on Form 10K filed with the Securities and Exchange Commission ma be obtained without charg by contacting:

Investor Relations

CorVel Corporation
2010 Main Street
Suite 600
Irvine, California 92614

Telephone: 888.7.CORVEL

www.corvel.com/ar2007

investor_relations@corvel

CORVEL®

www.corvel.com

END